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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

June 20, 2005

Act	'34
Section	
Rule	10a-1, 14e-5, 10b-17, Reg M 101+102; Reg SHO 200(g)
Public Availability	6/20/05

Kathleen H. Moriarty, Esq.
Carter, Ledyard & Milburn
2 Wall Street
New York, NY 10005-2072

Re: ***ProShares Trust***
File No. TP 06-82

Dear Ms. Moriarty:

In your letter dated June 20, 2006,[1] as supplemented by conversations with the staff of the Division of Market Regulation ("Staff"), ProShares Trust et al. (the "Trust") on behalf of itself, the American Stock Exchange LLC ("Amex") or any other national securities exchange or national securities association on or through which the exchange traded shares of the Trust ("Shares"), may subsequently trade, SEI Investments Distribution Co., and persons or entities engaging in transactions in Shares, requests from the Staff or from the Commission, exemptions from, or interpretive or no-action advice regarding Rules 10a-1, 14e-5, and 10b-17 under the Securities Exchange Act of 1934 as amended ("Exchange Act"), and Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO, as well as interpretive and no-action advice regarding the Class Relief Letter.

The Trust was organized on May 29, 2002 as a Delaware statutory trust. The Trust is registered with the Commission under the Investment Company Act of 1940 (as amended "1940 Act") as an open-end management investment company. The Trust currently consists of twelve separate investment portfolios. Each Fund has a distinct investment objective which is different than that of the other Funds. Each of the Funds attempts to achieve its investment objective by corresponding to a specified multiple of the daily performance, or the inverse daily performance, of a particular Underlying Index. The Funds are indexed funds employing the same types of investment strategies as conventional index funds.

Rather than holding positions intended to create exposure to 100% of the daily performance of an Underlying Index, the Ultra500 Fund, the Ultra100 Fund, the Ultra30 Fund and the UltraMid-Cap400 Fund (the "Leveraged Funds") hold positions designed to create exposure equal to twice (200%), before fees and expenses, the daily performance of an Underlying Index. To accomplish this goal, each Leveraged Fund holds 85% to 100% of its total assets in the Component Securities of the relevant Underlying Index and the remainder of its assets is devoted to Financial Instruments and Money Market Instruments that are intended to create the additional exposure needed to such Underlying Index necessary to pursue the Funds' investment objectives.

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[1] We have enclosed a photocopy of your letter. Each defined term in this letter has the same meaning as defined in your letter, unless we note otherwise.

The Short500 Fund, the Short100 Fund, the Short30 Fund, and the ShortMid-Cap400 Fund (the "Inverse Funds") seek daily investment results corresponding, before fees and expenses, to the inverse of the daily performance of an Underlying Index. The Inverse Funds do not invest in equity securities but rather create short exposure to the relevant Underlying Index. In other words, rather than creating short positions in the individual equity security components of the relevant Underlying Index, each Inverse Fund will rely on establishing positions in Financial Instruments and Money Market Instruments. If an Inverse Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of Component Securities in such index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. Normally, 100% of the value of the portfolios of the Inverse Funds will be devoted to such Financial and Money Market Instruments.

Like the Inverse Funds, the UltraShort S&P500 Fund, the UltraShort QQQ Fund, the UltraShort Dow30 Fund, and the UltraShort MidCap400 Fund (the "Ultra Inverse Funds") will not invest in equity securities, but will create short exposure to the relevant Underlying Index utilizing Financial Instruments and Money Market Instruments. If an Ultra Inverse Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of Component Securities in such index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. Normally, 100% of the value of the portfolios of the Ultra Inverse Funds will be devoted to such Financial Instruments and Money Market Instruments.

Response:

Rule 10a-1

Rule 200 of Regulation SHO defines "short sale" and Rule 10a-1 under the Exchange Act governs short sales generally. Paragraph (a) of Rule 10a-1 covers transactions in any security registered on a national securities exchange, if trades in such security are reported pursuant to an effective transaction reporting plan, and prohibits short sales with respect to these securities unless such sales occur on a "plus tick," (that is, a price above the price at which the immediately preceding sale was effected), or "zero-plus tick," (that is, at the last sale price if it was higher than the last different price). Rule 10a-1 is designed to prevent the market price of a security registered on, or admitted to unlisted trading privileges on, a national securities exchange from being manipulated downward by unrestricted short selling.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, in particular the composite and derivative nature of the Leveraged Funds, it would not appear that trading in the shares of the Leveraged Funds would be susceptible to the practices that Rule 10a-1 is designed to prevent. In particular, the Trust anticipates that the market value of the shares of the Leveraged Funds will rise or fall based on changes in the value of the Component Securities of the Underlying Index and supply and demand.

In addition, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, in particular that the market price of shares of the Inverse Funds and the Ultra Inverse Funds will rise or fall primarily in accordance with the inverse changes in the value of the Component Securities of the relevant Underlying Index and therefore the Trust expects that such Shares should not experience a significant decline in market value unless the value of such Component Securities had similarly increased, and that the use of Financial and Money Market Instruments by the Inverse Funds and the Ultra Inverse Funds will neither alter the arbitrage opportunities nor inhibit arbitrage activity with respect to shares of the Inverse Funds and the Ultra Inverse Funds, it would not appear that trading in the shares of the Inverse Funds and the Ultra Inverse Funds would be susceptible to the practices that Rule 10a-1 is designed to prevent. Accordingly, the Commission hereby grants an exemption from Rule 10a-1 to permit sales of the Shares of the Funds without regard to the "tick" requirements of Rule 10a-1.

We note that the exemption from Rule 10a-1 would not apply to secondary market portfolio sales of Equity Securities made in connection with the redemption of the shares of the Leveraged Funds. In addition, this exemption is contingent upon each of the Leveraged Funds maintaining at least 20 Equity Securities.

Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 under the Exchange Act or any short sale price test of any exchange or national securities association.

Accordingly, in conjunction with the exemption granted above to permit sales of Shares of the Funds without regard to the "tick" requirements of Rule 10a-1, on the basis of your representations and the facts presented, and without necessarily concurring in your analysis, the Staff will not recommend to the Commission enforcement action under Rule 200(g) of Regulation SHO if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in the Shares of the Funds, subject to the following conditions:

i. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;
ii. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;
iii. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long"; and

iv. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Regulation M

Redeemable securities issued by an open-end management investment company are excepted from the provisions of Rule 101 and 102 of Regulation M. The Commission granted the Trust an exemption from certain provisions of the 1940 Act in order to permit the Trust to maintain its registration as an open-end investment company and to issue shares that are redeemable only in Creation Unit size aggregations of Shares.

Rule 101 of Regulation M

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and its "affiliated purchasers" from bidding for, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of a distribution until after the applicable restricted period except as specifically permitted in the Regulation.[2] The provisions of Rule 101 of Regulation M apply to underwriters, prospective underwriters, brokers, dealers, or other persons who have agreed to participate or are participating in a distribution of securities.

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Trust is a registered open-end management investment company that will continuously redeem at net asset value Creation Unit size aggregations of the shares of the Leveraged Funds, and the secondary market price of the shares of the Leveraged Funds should not vary substantially from the net asset value of such Shares, which is based on the value of the Leveraged Funds' Portfolio Securities, the Staff hereby confirms that the Trust is excepted under paragraph (c)(4) of Rule 101 of Regulation M with respect to the Leveraged Funds, thus permitting persons who may be deemed to be participating in a distribution of shares of the Leveraged Funds to bid for or purchase such Shares during their participation in such distribution.[3]

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2 17 CFR 242.101.

3 We note that Regulation M does not prohibit a distribution participant and its affiliated purchasers from bidding for and purchasing component equity securities in accordance with the exceptions contained in paragraphs (b)(6) and (c)(1) of Rule 101. Rule 101(b)(6)(i) excepts basket transactions in which bids or purchases are made in the ordinary course of business in connection with a basket of 20 or more securities in which a covered security does not comprise more that 5% of the value of the basket purchased. Rule 101(b)(6)(ii) excepts adjustments to such a basket made in the ordinary course of business as a result of a change in the composition of a standardized index. Also, Rule 101(c)(1) excepts transactions in actively-traded securities, that is, securities that have an average daily trading volume value of at least $1 million and are issued by an issuer whose common equity securities have a public float value of at least $150 million; provided however, that such securities are not issued by the distribution participant or an affiliate of the distribution participant.

The Staff also confirms the interpretation of Rule 101 of Regulation M that a redemption of Creation Unit size aggregations of shares of the Leveraged Funds and the receipt of Equity Securities in exchange therefor by a participant in a distribution of shares of the Leveraged Funds would not constitute an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" within the meaning of Regulation M, and therefore would not violate Regulation M.

Rule 102 of Regulation M

Rule 102 of Regulation M prohibits issuers, selling security holders, or any affiliated purchaser of such person from bidding for, purchasing, or attempting to induce any person to bid for or purchase a covered security during the applicable restricted period in connection with a distribution of securities effected by or on behalf of an issuer or selling security holder. Rule 100 of Regulation M defines "distribution" to mean any offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.

On the basis of your representations and the facts presented, particularly that the Trust is a registered open-end management investment company that will redeem at net asset value Creation Units of shares of the Leveraged Funds, the Staff hereby confirms that the Trust is excepted under paragraph (d)(4) of Rule 102 of Regulation M with respect to the Leveraged Funds, thus permitting the Leveraged Funds to redeem shares of the Leveraged Funds during the continuous offering of such Shares.

Rule 14e-5

Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a tender offer or exchange offer for any equity security from directly or indirectly, purchasing or arranging to purchase any subject or related securities except as part of the offer, from the time the offer is publicly announced until its expiration.

Rule 14e-5 explicitly includes dealer-managers within the rule's definition of "covered person." Accordingly, while acting as dealer-manager of a tender offer for an Equity Security, a dealer-manager is prohibited from purchasing or arranging to purchase that Equity Security until the expiration of the offer.

On the basis of your representations and the facts presented, particularly that purchases or redemptions of shares of the Leveraged Funds would not appear to result in the abuses at which Rule 14e-5 is directed, and that any bids or purchases by dealer-managers would not be effected for the purpose of facilitating a tender offer, the Commission hereby grants an exemption from Rule 14e-5 to permit any person acting as dealer-manager of a tender offer for an Equity Security to: (1) redeem shares of the Leveraged Funds in Creation Unit size aggregations to the Trust for Equity

Securities that may include a security subject to the tender offer; and (2) purchase shares of the Leveraged Funds during such offer.[4]

Rule 10b-17

Rule 10b-17, with certain exceptions, requires an issuer of a class of publicly traded securities to give notice of certain specified actions (for example, a dividend distribution, stock split, or rights offering) relating to such class of securities in accordance with Rule 10b-17(b).

On the basis of your representations and the facts presented, and without necessarily concurring in your analysis, particularly that the Commission has determined to grant an exemption from the 1940 Act to register the Trust as an open-end management investment company notwithstanding the fact that it issues Shares with limited redeemability, the Commission hereby grants an exemption from the requirements of Rule 10b-17 to the Trust with respect to transactions in the Shares.[5]

Rule 10b-10; Section 11(d)(1); Rule 11d1-2; Rules 15c1-5 and 15c1-6

The Leveraged Funds are managed to track a multiple of a particular index and Inverse Funds and Ultra Inverse Funds are managed to track the inverse, or a multiple of the inverse, of a particular index all of the components of which are publicly available. The Trust seeks confirmation that the phrase "managed to track a particular index" in condition 3 of the Class Relief Letter[6] includes funds such as the Leveraged Funds, the Inverse Funds, and the Ultra Inverse Funds that are managed to track a multiple of a particular index or managed to track the inverse, or a multiple of the inverse, of a particular index all of the components of which are publicly available. Accordingly, with respect to the Leveraged Funds, to the extent that a broker-dealer meets the other requirements in the Class Relief Letter, it could rely on the exemptive and no-action relief contained therein.

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4 The Staff also confirms its no-action position under Rule 14e-5 when a broker-dealer, acting as a dealer-manager of a tender offer for a component equity securities, purchases such component equity securities in the secondary market for the purpose of tendering them to purchase a Creation Unit size aggregation of shares of the Leveraged Funds, if such transactions are effected as adjustments to such a basket in the ordinary course of business as a result of a change in the composition of the relevant index.

5 We also note that compliance with Rule 10b-17 would be impractical in light of the nature of the Funds. This is because it is not possible for the Trust to accurately project ten days in advance what dividend, if any, would be paid on a particular record date.

6 Condition 3 in the Class Relief Letter states: "The ETF (a) consists of a basket of twenty or more Component Securities, with no one Component Security constituting more than 25% of the total value of the ETF, and is managed to track a particular index all of the components of which are publicly available; or (b) solely for purposes of the exemptive relief for Broker-Dealer APs from Section 11(d)(1) of the Exchange Act, is an ETF with respect to which the staff of the Division of Market Regulation ("Staff") has granted Non-AP Broker-Dealers (as defined [in the Class Relief Letter]) relief from the requirements of Section 11(d)(1) in a letter dated prior to the date of this letter, provided that the ETF has not changed in such a way as to materially affect any of the facts or representations in such prior letter."

In addition, because of the holdings of the Inverse Funds and Ultra Inverse Funds, the Trust believes that they do not satisfy condition 3 of the Class Relief Letter. However, given the nature of the assets in the Inverse Funds and the Ultra Inverse Funds, the Trust requests the Staff confirm that it will not recommend enforcement action to the Commission if a broker-dealer treats Shares of the Inverse Funds and the Ultra Inverse Funds, for purposes of the relief from Section 11(d)(1) of the Exchange Act, and Rule 11d1-2 thereunder, in the Class Relief Letter, as shares of a Qualifying ETF (as defined in the Class Relief Letter). Accordingly, with respect to the Inverse Funds and the Ultra Inverse Funds, to the extent that a broker-dealer meets the other requirements in the Class Relief Letter, it could rely on the exemptive and no-action relief contained therein.

The foregoing exemptions from Rules 10a-1, 14e-5, and 10b-17 under the Exchange Act, and Rules 101 and 102 of Regulation M, and no-action positions taken under Rule 200(g) of Regulation SHO and the Class Relief Letter are based solely on your representations and the facts presented to Staff, and are strictly limited to the application of those rules to transactions involving the shares of the specified Funds under the circumstances described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Moreover, the foregoing exemptions from Rules 10a-1, 14e-5, and 10b-17 under the Exchange Act, and Rules 101 and 102 of Regulation M, and no-action positions taken under Rule 200(g) of Regulation SHO and the Class Relief Letter are subject to the condition that such transactions in shares of the specified Funds, Equity Security, or any related securities are not made for the purpose of creating actual, or apparent, active trading in or raising or otherwise affecting the price of such securities.

These exemptions, interpretations, and no-action positions are subject to modification or revocation if at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Exchange Act. In addition, persons relying on these exemptions, interpretations, and no-action positions are directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 9(a), 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and other provisions of the federal or state securities laws must rest with persons relying on these exemptions, interpretations, and no-action positions. The Staff expresses no view with respect to other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal and state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

Brian B. Bussey
Assistant Chief Counsel

Attachment

CARTER LEDYARD & MILBURN LLP
Counselors at Law

Kathleen H. Moriarty
Partner
Direct Dial: 212-238-8665
E-mail: moriarty@clm.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

1401 Eye Street, N.W.
Washington, DC 20005
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022
(212) 371-2720

June 20, 2006

Mr. James A. Brigagliano, Esq.
Acting Associate Director
Trading Practices and Processing
Division of Market Regulation
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of ProShares Trust (formerly, xtraShares Trust and ProFunds ETF Trust) et al. for Exemptive, Interpretive or No-Action Relief from Section 11(d)(1) of the Securities Exchange Act of 1934 and Rules 10a-1; 10b-10; 10b-17; 11d1-2; 14e-5; 15c1-5; 15c1-6, Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO promulgated under said Act

Dear Mr. Brigagliano:

SUMMARY OF REQUEST FOR RELIEF

We are writing on behalf of ProShares Trust et al. ("Trust"). The Trust, on behalf of itself, the American Stock Exchange LLC ("Amex") or any other national securities exchange ("Exchange") or national securities association on or through which the exchange traded shares of the Trust [1], may subsequently trade (with each such market referred to herein as a "Market")[2] and SEI Investments Distribution Co. ("Distributor") and persons or entities engaging in transactions

[1] On June 19, 2006, the Trust listed the individual shares of its twelve (12) investment portfolios (each, a Fund", and collectively, the Funds") on the Amex; such shares are the subject of the relief requested herein ("Shares", formerly "Exchange Traded Shares" or "ETS"). The Amex has received Commission approval pursuant to Section 19(b) of the Exchange Act of rules applicable to the trading of Shares of the Leveraged Funds and the Shares of the Inverse Funds (as defined in Part A I of this letter, see Rel. No 34-52553, October 3, 2005) and has filed amendments thereto on April 28, 2006 and May 5, 2006 with respect to the Ultra Inverse Funds (also defined in Part I A hereto) (see Rel. No 34-53784, May 10, 2006). In addition, the Commission granted the requested relief to the Trust from the application of certain sections of the Investment Company Act of 1940 ("1940 Act") and the rules promulgated thereunder (see the last paragraph of Part I.A hereto).

[2] In the future, the Trust may determine to list Shares on a Market other than the Amex. If the Trust lists Shares on a Market other than the Amex, Shares will be listed in accordance with Market listing standards that are, or will become, effective pursuant to Section 19(b) of the Exchange Act. If the Shares also trade on a Market pursuant to unlisted trading privileges, such trading will be conducted pursuant to self-regulatory organization rules that have become effective pursuant to Exchange Act Section 19(b).

in Shares, including "Authorized Participants (as defined below), hereby requests, as appropriate, from the staff of the Division of Market Regulation ("Staff") of the Securities and Exchange Commission ("Commission"), or from the Commission, exemptions from, or interpretive or no-action advice regarding, Section 11(d)(1) of the Securities Exchange Act of 1934 as amended ("Exchange Act"), Rules 10a-1, 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 under the Exchange Act, and Rules 101 and 102 of Regulation M and Rule 200(g) of Regulation SHO Promulgated under the Exchange Act.

Except for the relief requested herein with respect to Rule 200(g) of Regulation SHO, the relief requested in this letter ("Letter") is substantially similar to the exemptive, interpretive or no-action relief granted by the Commission to the open-end management investment companies[3] and to unit investment trusts[4] (registered as such with the Commission) that have been listed and

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[3] The Commission has previously granted exemptive, interpretive or no-action relief from Section 11(d)(1) of the Exchange Act, and from Rules 10a-1;10b-10; 10b-17; 11d1-2;14e-5; 15c1-6; Rules 101 and 102 of Regulation M to investment companies holding domestic and international securities similar to that requested in this Letter. See e.g., PowerShares Lux NanoTech Portfolio, letter from James A.Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Clifford Chance, US LLP, dated October 25, 2005 as well as letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Clifford Chance, dated March 2, 2005 with respect to PowerShares Exchange-Traded Fund Trust and its PowerShares WilderHill Clean Energy Portfolio (collectively, "PowerShares Letters"); Vanguard Emerging Markets Stock Index Fund, et al. (with respect to the trading of VIPERS to be issued by the three named investment portfolios of the International Index Trust ("VIPERS International Letter"); letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated March 9, 2005; PowerShares WilderHill Clean Energy Portfolio, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Stuart Strauss, Clifford Chance, dated March 2, 2005; iShares MSCI EAFE Growth Index Fund and iShares MSCI EAFE Value Index, letter from James A Brigagliano, Assistant Director, Division of Market Regulation, to Jack P. Drogin of Morgan Lewis & Bockius, LLP, dated August 4, 2005; iShares FTSE/Xinhua China 25 Index Fund, letter from James Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius LLP, dated October 14, 2004; iShares Lehman U.S. Treasury Inflation Protected Securities Fund and the iShares Lehman U.S .Aggregate Bond Fund (each a series of the iShares Trust), letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Jack P. Drogin, Morgan, Lewis & Bockius, LLP, dated September 25, 2003; ETF Advisors Trust (with respect to the trading of FITRs), letter from James A. Brigagliano, Associate Director, Division of Market Regulation, to Kathleen H. Moriarty of Carter, Ledyard & Milburn, dated November 1, 2002; Fresco Index Shares Fund, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown Rowe & Maw, dated October 21, 2002; iShares Trust, letters from James A. Brigagliano, Assistant Director, Division of Market Regulation to W. John McGuire, Morgan, Lewis & Bockius LLP, dated July 25, 2002, to Mary Joan Hoene, Carter, Ledyard & Milburn, dated December 1, 2000, and September 5, 2000, and to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated May 16, 2000; streetTRACKS Series Trust, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart Strauss, Mayer, Brown & Platt, dated September 26, 2000; Select Sector SPDR Trust, letters from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to Stuart M. Strauss, Gordon Altman Butowsky, dated December 14, 1998 and December 22, 1998; Foreign Fund, Inc.(with respect to the trading of World Equity Benchmark Shares™), letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Donald R. Crawshaw, Sullivan & Cromwell, dated April 17, 1996; The CountryBaskets Index Fund, Inc., letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Michael Simon, Milbank, Tweed, Hadley & McCloy, dated March 22, 1996; and letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to Tuuli-Ann Ristkok, Donovan Leisure Newton & Irvine and Stephen K. West, Sullivan & Cromwell, dated March 22, 1996. (All open-end management investment companies identified in this footnote are collectively referred to herein as the "Open-End ETFs").

[4] See ,e.g., BLDRS Trust, letter from James Brigagliano, Assistant Director, Division of Market Regulation to Edward S. Knight, Executive President and general counsel, NASDAQ, dated November 13, 2002, (regarding an extension to NASDAQ of the application of "generic relief" previously granted to the AMEX with respect to certain exchange traded funds occasioned by the listing of BLDRS for trading on the NASDAQ ("BLDRS Letter"); Nasdaq

traded on a Market as "exchange traded funds" ("EFTs"), as well as to certain exchange traded financial products that are not registered investment companies[5]. In addition, the no-action relief requested for Rule 200(g) of Regulation SHO is identical to that granted in the VIPERS International Letter[6] (" International Index Trust Letter") as discussed in Part V of this letter. This request letter differs from those submitted by the Prior ETFs, as well as that submitted by the Derivatives Products Committee of the Securities Industry Association dated August 26, 2005

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100 Trust (with respect to trading of QQQ), Letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated March 3,1999 ("Nasdaq-100 Letter"); DIAMONDS Trust, letter from Larry E. Bergman, Senior Associate Director, Division of Market Regulation to James F. Duffy, Executive Vice President and Counsel, Amex, dated January 9, 1998 ("DIAMONDS Letter") MidCap SPDR Trust, letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated April 21, 1995 ("MidCap SPDR Letter");SPDR Trust, Series 1, letter from Nancy Sanow, Assistant Director, Division of Market Regulation to James Duffy, Senior Vice President and General Counsel, AMEX, dated January 22, 1993("SPDR Letter"); and The SuperTrust Trust, Letter from Nancy J. Sanow, Assistant Director, Division of Market Regulation, to James E. Duffy, Esq. of the AMEX, dated June 24, 1992. (collectively, the "UIT ETFs"). (Open-End ETFs and UIT ETFs are collectively referred to herein as the as "Prior ETFs").

[5] See, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Michael Schmidtberger, Esq., Sidley Austin Brown & Wood LLP dated January 19, 2006 with respect to DB Commodity Index Tracking Fund and DB Commodity Services LLC; letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to Kathleen H. Moriarty, Carter, Ledyard & Milburn, dated December 12, 2005, with respect to StreetTRACKS Gold Trust and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty of Carter, Ledyard & Milburn LLP, dated November 17, 2004, with respect to the streetTRACKS Gold Trust; letter from Brian A. Bussey, Assistant Chief Counsel, Division of Market Regulation, to David Yeres, Clifford Chance, dated December 12, 2004, with respect to iShares COMEX Gold Trust and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to David Yeres, Clifford Chance US LLP, dated January 27, 2005, with respect to the iShares COMEX Gold Trust; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to George T. Simon, Foley & Lardner, LLP, dated December 5, 2005, with respect to the Euro Currency Trust; and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Claire P. McGrath of the AMEX, dated November 3, 1999, regarding the trading of HOLDRs.

[6] See, letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Kathleen H. Moriarty, Carter Ledyard & Milburn LLP, dated March 9, 2005 with respect to the trading of VIPERS to be issued by the three named investment portfolios of the International Index Trust. See also letter from James A. Brigagliano, Assistant Director, Division of Market Regulation dated August 4, 2005 to Jack P. Drogin with respect to the iShares MSCI EAFE Growth Index Fund and the iShares MSCI EAFE Value Index Fund; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Stuart M. Strauss, Clifford Chance, dated March 2, 2005 ("PowerShares Letter"); and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated January 27, 2005 to David Yeres, Clifford Chance US LLP with respect to iShares COMEX Gold Trust ("iShares COMEX Letter"). See also the response letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated January 3, 2005 ("SIA Response Letter") to the request letter from Ira Hammerman, Senior Vice President and General Counsel, Securities Industry Association, dated January 3, 2005 ("SIA Request Letter") for a recital of the conditions for the ETF "class exemption" in the "Letter re ETFs" dated August 17, 2001.

("Class Request Letter")[7], only with respect to the leverage and inverse aspects of the Funds described below.

This letter is divided into six parts. Part I is a description of the Trust, and certain of its investment portfolios that would be listed for trading on a Market, Part II is a description of the Trust's disclosure documents with respect to its Shares, Part III is a comparison of the Trust against Prior ETFs, Part IV contains a discussion of the dissemination of information regarding Shares, Part V contains the requests for relief and Part VI is the conclusion. Appendix A attached to this letter contains a list of the names of the Funds and a brief description of the investment objective of each of the Funds defined below and identified herein. Appendix B attached to this letter describes the underlying securities index for each of the Funds (each, an "Underlying Index" and collectively, "Underlying Indices").

PART I

A. THE TRUST AND ITS FUNDS

The Trust was organized on May 29, 2002 as a Delaware statutory trust and is authorized to have multiple series or portfolios. The Trust is registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act") as an open-end management investment company. The Trust currently consists of twelve (12) separate investment portfolios, the Ultra500 Fund, the Ultra100 Fund, the Ultra30 Fund, the UltraMid-Cap400 Fund, the Short500 Fund, the Short100 Fund, the Short30 Fund, the ShortMid-Cap400 Fund, the Ultra Short500 Fund, the Ultra Short100 Fund, the Ultra Short30 Fund, and the Ultra ShortMid-Cap400 Fund, the Shares of each of which are the subject of this request for relief. The Trust also plans to issue additional investment portfolios in the future, each of which will operate in the manner, and use a particular Underlying Index identified, as described in Appendix B and Appendix C to the Trust Application (defined at the end of this section).

The Trust offers and sells its Shares pursuant to a "Registration Statement" (Registration Nos. 811-21114 and 333-89822 on Form N-1A under the 1940 Act and the Securities Act of 1933 ("1933 Act") respectively), which was declared effective on June 19, 2006. Each Fund has a distinct investment objective which is different than that of the other Funds. Each of the Funds

[7] See, letter from the Derivatives Products Committee of the Securities Industry Association dated August 26, 2005 and the response letter from Catherine McGuire, Chief Counsel, Division of Market Regulation, to Georgia Bullitt, et al., dated November 21, 2005, (the "Class Relief Letter") with respect to an extension of relief granted in prior letters to ETFs and certain broker-dealers from Section 11(d)(1) and Rules 10b-10, 11d1-2, 15c-5 and 15c-6; letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industries Association dated July 18, 2005 granting relief with respect to Rule 10a-1 in riskless principal transactions; and letter from James A. Brigagliano, Assistant Director, Division of Market Regulation to Ira Hammerman, Senior Vice President and General Counsel to the Securities Industry Association, dated January 3, 2005 (collectively, the "SIA Relief Letters") and the letter from James A. Brigagliano, Assistant Director, Division of Market Regulation, dated August 17, 2001 to Claire P. McGrath of the Amex for a recital of the conditions for the ETF "class exemption" ("Amex Class Relief Letter"), together with the Class Relief Letter and the SIA Relief Letters, referred to herein as the "1934 Act Class Relief Letters").

attempts to achieve its investment objective (as stated in the Registration Statement and summarized briefly in Appendix A) by corresponding to a specified multiple of the daily performance, or the inverse daily performance, of a particular Underlying Index as described in Appendix B. In addition, Appendix B identifies the Underlying Indices as well as the creator, provider or compiler of each Underlying Index ("Underlying Index Provider").

Each Fund is "indexed" and its portfolio is managed based upon the same strategies as those employed by conventional index funds as well as other leveraged and inverse index funds currently sold to retail investors. The portfolio investments held by any Fund may include (i) futures contracts, (ii) options on securities, indices and futures, (iii) equity caps, collars and floors, (iv) swap agreements, (v) forward contracts, (vi) repurchase agreements and reverse repurchase agreements, as described briefly below ("Financial Instruments") and money market instruments ("Money Market Instruments"). As used in this letter, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles and includes U.S. government securities and repurchase agreements.

Leveraged Funds

Each of the Funds seeking daily investment results corresponding, before fees and expenses, to twice (200%) the daily performance of an Underlying Index: the Ultra500 Fund, the Ultra100 Fund, the Ultra30 Fund and the UltraMid-Cap400 Fund ("Leveraged Funds", formerly "Bullish Funds"), invests its assets based upon the same strategies as conventional index funds as well as other leveraged and inverse index funds currently sold to retail investors. Rather than holding positions intended to create exposure to 100% of the daily performance of an Underlying Index, the Leveraged Funds hold positions designed to create exposure equal to twice (200%), before fees and expenses, the daily performance of an Underlying Index. To accomplish this goal, each Leveraged Fund holds 85% to 100% of its total assets in the component equity securities of its Underlying Index ("Component Securities") and the remainder of its assets is devoted to Financial Instruments and Money Market Instruments that are intended to create the additional exposure needed to such Underlying Index necessary to pursue their investment objectives.

Inverse Funds

Each of the Funds seeking daily investment results corresponding, before fees and expenses, to the inverse (opposite) of the daily performance of an Underlying Index: the Short500 Fund, the Short100 Fund, the Short30 Fund, and the ShortMid-Cap400 Fund ("Inverse Funds", formerly "Bearish Funds"), do not invest in equity securities but rather create short exposure to the relevant Underlying Index. If an Inverse Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of the Component Securities in such Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. The Inverse Funds will rely on establishing positions in Financial Instruments and Money Market Instruments. Normally, 100% of the value of the portfolios of the Inverse Funds will be devoted to such Financial Instruments and Money Market Instruments.

Ultra Inverse Funds

Like the Inverse Funds, the "Ultra Inverse Funds" which are: the UltraShort S&P500 Fund, the UltraShort QQQ Fund, the UltraShort Dow30 Fund and the UltraShort MidCap400 Fund, will not invest in equity securities, but will create short exposure to the relevant Underlying Index utilizing Financial Instruments. In other words, rather than creating short positions in the Component Securities of the relevant Underlying Index, each Ultra Inverse Fund will rely on establishing positions in Financial Instruments. If an Ultra Inverse Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the relevant Underlying Index when the prices of Component Securities in such Index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the relevant Underlying Index when the prices of such Component Securities increase on a given day. The Ultra Inverse Funds will rely on establishing positions in Financial Instruments and Money Market Instruments. Normally, 100% of the value of the portfolios of the Ultra Inverse Funds will be devoted to such Financial Instruments and Money Market Instruments.

Additional information (not contained herein) relating to the Trust, its Funds, its Shares and their Underlying Indices may be found in: (1) the Registration Statement (which contains the statutory prospectus and statement of additional information (collectively, the "Prospectus"); and (2) the Trust's request for relief from the 1940 Act for the Funds, contained in the application filed with the Commission on December 5, 2000, as amended on January 6, 2005, June 22, 2005, July 5, 2005 and March 29, 2006 ("Trust Application"), the notice contained in Release No. IC-27323 dated May 18, 2006 ("Notice") and the order granting relief contained in Release Number IC-27394 dated June 13, 2006 ("Order") (collectively referred to herein as the "Trust Order"). Once the Trust has received all necessary regulatory relief, it and/or the Market on which the Shares are primarily listed (the "Primary Listing Market") will host a public website which will contain additional information and data with respect to the Shares as described in Part IV of this letter.

B. OTHER PARTIES

1. <u>Advisor</u>

ProFund Advisors LLC ("ProFund Advisors") is a Maryland limited liability company formed on May 8, 1997, with its principal office located in Bethesda, Maryland. Each Fund is advised by ProShare Advisors LLC, ("Advisor"), an entity under common control with ProFund Advisors. The Advisor is registered as an "investment adviser" under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act"). The Advisor may enter into sub-advisory agreements with additional investment advisors to act as sub-advisors with respect to the Trust and any of its series, if warranted. The Advisor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Amex, any other Market nor any Underlying Index Provider.

2. Distributor and Authorized Participants

SEI Investments Distribution Co., a broker-dealer registered under the Exchange Act and a number of the National Association of Securities Dealers, Inc. ("NASD") will act as the Distributor and principal underwriter of the Creation Units of Shares ("Distributor"). The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, Amex, any other Market, nor any Underlying Index Provider.

Entities that have entered into an agreement with the Distributor to become "Authorized Participants" may place orders with the Distributor to purchase or redeem Creation Units, as described in Part II D. below. The Authorized Participants are not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Advisor, Amex, any other Market nor any Underlying Index Provider.

3. Administrator/Custodian/Transfer Agent/ Securities Lending Agent/Fund Accounting Agent

The Trust may appoint the Advisor or other service providers to act as administrator ("Administrator"), custodian ("Custodian"), transfer agent ("Transfer Agent"), index receipt agent ("Index Receipt Agent") and Securities Lending Agent ("Securities Lending Agent") of the portfolio securities for the Trust. JP Morgan Chase Bank ("Chase") will provide operations, compliance and administrative services. Chase will act as Transfer Agent, Custodian, Administrator, Fund Accounting Agent ("Fund Accounting Agent"), Index Receipt Agent and Securities Lending Agent for the Trust, for which it will receive fees. Chase is not affiliated (within the meaning of Section 2(a)(3) of the 1940 Act) with the Amex or any Underlying Index Provider. The identity of the Securities Lending Agent, if any, and the Administrator, Custodian, Transfer Agent, Index Receipt Agent and Fund Accounting Agent will be disclosed in the Prospectus. If any such persons are "affiliated" within the meaning of Section 2(a)(3) of the 1940 Act with the Trust, the Advisor or the Distributor, such affiliation will also be disclosed and the performance of their duties and obligations will be conducted within the provisions of the 1940 Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with a no-action letter given to Chase[8] or other similar relief and with the Commission staff's guidelines regarding the lending of portfolio securities of an open-end investment company and the investment of collateral held therefor.

C. SHARES

As described in subparts I.D. through I.H. below, each Fund will issue and redeem its Shares only in aggregations of 75,000 Shares or multiples thereof ("Creation Units")[9]. Shares will

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[8] See, Chase Manhattan Bank, File No. 132-3 (publicly available July 24, 2001).

[9] For any particular Fund, the number of Shares in a Creation Unit will not change, except in event of a share split, reverse split or similar revaluation.

not be individually redeemable; only Shares combined into Creation Units will be redeemable. The Trust intends that the initial NAV of Shares will be established at a level convenient for trading purposes[10]. Purchasers of Creation Units will be able to unbundle the Creation Units into the individual Shares comprising such Creation Unit.

It is not expected that the Funds' Distributor will maintain a secondary market in individual Shares. The Amex will designate one or more member firms to act as a market specialist ("Specialist") and maintain a market for the Shares that trade on the Amex. The Shares will trade on the Amex in a manner similar to the units and shares of the Prior ETFs that are listed on the Amex (*e.g.*, SPDRs, MidCap SPDRs, DIAMONDS, iShares and VIPERs).[11]

Shares will be registered in book-entry form only; the Funds will not issue individual certificates for Shares. The Depository Trust Company ("DTC") will serve as securities depository for Shares and DTC or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or a broker-dealer that is a participant in DTC (a "DTC Participant"). Beneficial owners of Shares ("Beneficial Owners") will receive, at the relevant Fund's expense, all of the statements, notices, and reports required under the 1940 Act and other applicable laws ("Required Materials").

The Trust understands that under existing industry practice, in the event the Trust requests any action of Beneficial Owners of Shares, or a Beneficial Owner desires to take any action that DTC, as the record owner of all outstanding Shares, is entitled to take, DTC would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect participants and Beneficial Owners acting through such DTC Participants to take such action and would otherwise act upon the instructions of Beneficial Owners owning Shares through them. As described above, the Trust will recognize DTC or its nominee as the record owner of Shares for all purposes.

Accordingly, to exercise any rights of a holder of Shares, each Beneficial Owner must rely upon the procedures of (1) DTC, (2) DTC Participants and (3) brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly, through which such Beneficial Owner holds its interest. Moreover, because the Trust's records will reflect ownership of Shares by DTC only, the Trust will furnish the Required Materials to the DTC Participants who, in turn, will be responsible for distributing them to the Beneficial Owners. This arrangement is identical to that of all Prior ETFs.

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[10] The Trust believes that a convenient trading range will be between $50 - $250 per Shares and the Trust reserves the right to declare a share split, or a reverse share split, if the trading price over time deviates significantly from such price range. Each shareholder will have one vote per Share.

[11] The Trust expects that the trading of Shares on any other Market would be conducted in a similar manner.

D. PURCHASING SHARES - General

The Trust will offer, issue and sell Shares of each Fund in Creation Units through the Distributor on a continuous basis at the net asset value (sometimes referred to herein as "NAV") per Share next determined after receipt of an order in proper form. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange ("NYSE") (ordinarily 4:00 p.m. Eastern Time "ET"), on each day that the NYSE is open for business (each such day a "Business Day"). The Trust will sell and redeem Creation Units of each Fund on every Business Day, and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than (a) any period during which the NYSE is closed other than customary weekend and holiday closings, (b) any period during which trading on the NYSE is restricted, (c) any period during which an emergency exists as a result of which disposal by the Trust of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Trust to determine the value of its net assets, and (d) for such other periods as the Commission may by order permit for the protection of holders of Shares. Each Fund will always have a fixed number (initially 75,000) of Shares in a Creation Unit as specified in the Prospectus for such Fund[12].

As discussed above, individual Shares will be listed on the Amex (or another Market) and traded in the secondary market in the same manner as other equity securities and the units or shares (as the case may be) of Prior ETFs currently listed and trading thereon. The price of Shares trading in the secondary market will be based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by any Fund. Transactions involving the sale of Shares in the secondary market -- which will be between purchasers and sellers and will not involve a Fund -- will be subject to customary brokerage commissions and charges. This also is the method employed by SPDRs, MidCap SPDRs, DIAMONDS, streetTRACKS, iShares, VIPERs, Select Sector SPDRs and the individual securities of other Prior ETFs. Like those products, the price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV, which should ensure that Shares do not trade at a material premium or discount in relation to NAV.

Sales of Shares of the Leveraged Funds generally will be purchased in Creation Units in exchange for the purchaser's deposit of an "In-Kind Deposit," largely comprised of equity securities ("Equity Securities") as described below under Part I E. Likewise, redemptions of Shares of each Leveraged Fund in Creation Units generally will be made by the Trust largely in an In-Kind Payment as described below under Part I.G. The Inverse Funds and the Ultra Inverse Funds will generally be purchased and redeemed entirely for cash ("All-Cash Payments"). Shares of each Fund may only be directly purchased, or redeemed, by or through an entity which is an "Authorized Participant" (*i.e.* (i) a broker-dealer or other participant in the clearing process through the Continuous Net Settlement System of the NSCC , a clearing agency that is registered with the SEC; or a DTC Participant, and (ii) which has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit Aggregations" with the Distributor. Authorized Participants may be, but are not required to be, members of the Primary Listing Market. Authorized Participants are generally broker-dealers and are not compensated by the Trust or any Fund in connection with the issuance or redemption of Shares.

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[12] Assuming a Creation Unit of 75,000 Shares and $70 Shares price for a Fund as of the first day of trading on the Amex, the Creation Unit value on such day would be $5,200,000.

E. PROCEDURES APPLICABLE TO PURCHASES OF LEVERAGED FUNDS

In-Kind Deposits. To purchase Shares directly from a Leveraged Fund, an Authorized Participant must deposit with the Leveraged Fund a specified basket of Equity Securities ("Deposit Securities"). Each Business Day, prior to the opening of trading on the NYSE (currently 9:30 a.m. ET), the Index Receipt Agent will make available through the National Securities Clearing Corporation ("NSCC") a list of the names and required number of shares of each Deposit Security to be included in that day's creation basket ("Deposit Basket")[13]. Each Leveraged Fund reserves the right to permit or require the substitution of an amount of cash - *i.e.*, a "cash in lieu" amount - to be added to the Balancing Amount (as defined below) to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the Automated Clearing Process (as defined below), or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting.

Balancing Amount. In addition to the In-Kind Deposit, Authorized Participants generally will be required to make a cash payment referred to as the "Balancing Amount" to the issuing Leveraged Fund. The Balancing Amount is the amount equal to the differential, if any, between the market value of the Deposit Securities contained in the In-Kind Deposit and the NAV of the Shares being purchased. If the NAV of a Creation Unit is higher than the value of the Deposit Securities, an Authorized Participant will be required to pay the issuing Leveraged Fund a Balancing Amount in cash. Computation of the Balancing Amount excludes any stamp duty or other similar fees and expenses payable upon transfer of beneficial ownership of the Deposit Securities, which shall be the sole responsibility of the Authorized Participant (see "Transaction Fee on Purchases of Creation Units" and "Transaction Fee on Redemptions of Creation Units" below"). If the NAV of a Creation Unit is lower than the value of the Deposit Securities, the Authorized Participant will receive from the issuing Leveraged Fund a Balancing Amount in cash. Each Leveraged Fund will publish, on a daily basis, information about the previous day's Balancing Amount. The Balancing Amount may, at times, represent a significant portion of the aggregate purchase price (or in the case of redemptions, the redemption proceeds). This is because the mark-to-market value of the Financial Instruments held by the Leveraged Funds will be included in the Balancing Amount (not in the Deposit Basket or Redemption Basket (as defined below)). Therefore, the Balancing Amount may fluctuate significantly from day to day due to the leveraged nature of the Leveraged Funds. In addition, an Authorized Participant also must pay a Transaction Fee, defined below, in cash. For custom orders, "cash in lieu" may be added to the Balancing Amount to replace any Deposit Security that may not be available in sufficient quantity for delivery or that may not be eligible for transfer through the Automated Clearing Process (discussed below), or that may not be eligible for trading by an Authorized Participant or the investor for which it is acting. The Balancing Amount must be paid to the Trust on the (3rd) third Business Day following the Transmittal Date.[14]

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[13] A Deposit Basket will, on any given day, be comprised of a basket of some or all of the Component Securities of the relevant Underlying Index or the equivalent equity securities selected by the Advisor to correspond to the performance of such Index for each Leveraged Fund.

[14] For an order to be accepted on a particular Business Day, the order must be received by the Distributor either by U.S. mail or by other permitted means on or before a Fund's NAV calculation time (normally 4:00 pm ET) ("Transmittal Date") and must conform to all the terms, conditions and times established in the Participant

Placement of Purchase Orders. As mentioned above, all purchase orders for Shares in Creation Units must be placed by or through an Authorized Participant. Purchase orders will be processed either through a manual clearing process using the facilities of DTC's book-entry system[15] ("Non-Automated Clearing Process") or through an enhanced, automated clearing process ("Automated Clearing Process") that is available only to those DTC participants that also are participants in the Continuous Net Settlement System of NSCC. Authorized Participants that do not use the Automated Clearing Process will be charged a higher Transaction Fee (as defined below). A purchase order must be received by the Distributor by 4:00 p.m. New York time, if transmitted by mail,[16] or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement on or prior to a Fund's NAV calculation time normally 4:00 p.m. ET, (as described in the Prospectus), in order to receive that day's NAV per Shares. All other procedures set forth in the Participant Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day.

Purchases of Creation Units of Shares of a Leveraged Fund by an Authorized Participant through either the Automated Clearing Process or the Non-Automated Clearing Process will settle according to a "regular way" delivery and settlement process which is currently no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3").[17]

Transaction Fee on Purchases of Creation Units of Leveraged Funds. The Trust may impose transaction fees ("Transaction Fees") in connection with the purchase of Creation Units. The exact amount of any such Transaction Fees will be determined by the Leveraged Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the purchase of Creation Units.

The maximum Transaction Fee, and any variations or waivers thereof, will be fully disclosed in the current Prospectus. From time to time and for such periods as the Leveraged Fund in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units of a Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the then current Registration Statement for the Fund. Such Transaction Fees will be limited to amounts that will have been

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Agreement.

[15] It is our understanding that a purchase or redemption order may be entered at a PTS terminal whereby the purchaser or redeemer would initiate appropriate delivery order instructions.

[16] Mail is received periodically throughout the day. When mail is received, it is opened and time stamped. If an order to create a Creation Unit is received by U.S. mail by on or before 4:00 p.m. ET it will be processed that day.

[17] To the extent that the standard for the delivery and settlement of equity securities traded on a Market is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of a Leveraged Fund by an Authorized Participant through either the Automatic Clearing Process or the Non-Automatic Clearing Process will be similarly shortened.

determined by the Advisor to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the equity securities, Financial Instruments and Money Market Instruments held by the Trust. In all cases such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

An additional fee will be imposed on transactions effected through the Non-Automated Clearing Process described above. Investors that elect to substitute cash in lieu of one or more Deposit Securities are subject to an additional charge determined at the discretion of the Leveraged Fund. Shares of a Leveraged Fund may be issued in advance of receipt of Deposit Securities subject to various conditions including a requirement to maintain on deposit with the Trust cash at least equal to 115% of the market value of the missing Deposit Securities. Any such transaction effected with the Trust must be effected using the Non-Automated Clearing Process.

F. PROCEDURES APPLICABLE TO PURCHASE OF INVERSE FUNDS AND ULTRA INVERSE FUNDS

Although the organizational documents of the Trust and the Leveraged Funds permit Leveraged Funds to accept In-Kind Deposits, all Inverse Funds and Ultra Inverse Funds, which invest primarily in Financial Instruments, intend to only accept cash to purchase Creation Units. All purchase orders for Inverse and Ultra Inverse Funds must be placed by or through an Authorized Participant. Purchase orders for all Inverse and Ultra Inverse Funds will be processed through the Non-Automated Clearing Process. To purchase Shares directly from an Inverse or Ultra Inverse Fund, an Authorized Participant must transfer cash to such Inverse or Ultra Inverse Fund on the third (3rd) Business Day following the Transmittal Date in an amount equal to (a) the immediately preceding NAV of a Creation Unit; and (b) the appropriate Transaction Fee. A purchase order must be received by the Distributor by 4:00 p.m. New York time, if transmitted by mail, or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement, as described in the Prospectus, in order to receive that day's NAV per Shares. The final purchase price of the Creation Unit will be determined when the NAV for the Inverse Fund or Ultra Inverse Fund is calculated at the end of such day.

Purchases of Creation Units of Shares of any Inverse Fund and Ultra Inverse Fund by an Authorized Participant through the Non-Automated Clearing Process will settle according to a

"regular way" settlement process which is currently no later than the third (3rd) Business Day following the Transmittal Date (generally expressed as "T+3")[18].

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[18] To the extent that the standard for the delivery and settlement of equity securities traded on a Market is shortened from T+3 to T+2, T+1 or even T, the time for the delivery and settlement of purchases or redemptions of Creation Units of Shares of an Inverse Fund by an Authorized Participant through the Non-Automatic Clearing Process will be similarly shortened.

G. REDEMPTION PROCEDURES APPLICABLE TO LEVERAGED FUNDS

Redemption Proceeds. Redemption proceeds of each Leveraged Fund will be paid in-kind with a basket of specified Equity Securities ("Redemption Basket"). The composition of the Redemption Basket will be available through NSCC. In most cases, the basket of securities an Authorized Participant will receive will be the same as the Deposit Basket required of investors purchasing Creation Units on the same day. There will be times, however, when the Deposit Basket and Redemption Basket differ. Each Leveraged Fund reserves the right to honor a redemption request with a non-conforming Redemption Basket, with the consent of the redeeming investor.

Balancing Amount. If the NAV of a Creation Unit is higher than the value of the Equity Securities comprising a Redemption Basket, an Authorized Participant will receive from the redeeming Leveraged Fund a Balancing Amount in cash. If the NAV of a Creation Unit is lower than the value of the securities comprising a Redemption Basket, the Authorized Participant will be required to pay to the redeeming Leveraged Fund a Balancing Amount in cash. If an Authorized Participant is to receive a Balancing Amount, the amount due will be reduced by the amount of the applicable Transaction Fee.

Placement of Redemption Orders. As with purchases, redemptions of Creation Units may be processed either through the Non-Automated Clearing Process or the Automated Clearing Process. A redemption order must be received by the Distributor prior to 4:00 p.m. New York time if transmitted by mail, or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement, as described in the Prospectus, in order to receive that day's NAV per Shares. All other procedures set forth in the Participation Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day.

Transaction Fee on Redemption of Creation Units. The Trust may impose Transaction Fees in connection with the redemption of Creation Units. The exact amount of any Transaction Fee will be determined by the Leveraged Fund. The purpose of this fee is to protect the continuing shareholders of the Trust against the possible dilutive transactional expenses including operational processing and brokerage costs associated with establishing and liquidating portfolio positions in connection with the redemption of Creation Units.

An Authorized Participant may request a redemption in cash which a Leveraged Fund may, in its sole discretion, permit. Authorized Participants that elect to receive cash in lieu of one or more securities in the redemption basket are subject to an additional charge determined at the discretion of a Leveraged Fund. The Transaction Fee is paid to a Leveraged Fund, and it protects existing shareholders of a Leveraged Fund from the expenses associated with the redemption of Creation Units.

H. REDEMPTION PROCEDURES APPLICABLE TO ALL INVERSE FUNDS AND ULTRA INVERSE FUNDS

Redemption Proceeds. Redemption proceeds of each Inverse and Ultra Inverse Fund will be paid in cash only. The redemption proceeds will be reduced by the amount of the applicable Transaction Fee.

Placement of Redemption Orders. As with purchases, redemptions of each Inverse and Ultra Inverse Fund will be processed through the Non-Automated Clearing Process. A redemption order must be received by the Distributor prior to 4:00 p.m. New York time if transmitted by mail or by 3:00 p.m. New York time if transmitted by telephone, facsimile or other electronic means permitted under the Participant Agreement, as described in the Prospectus, in order to receive that day's NAV per Shares. All other procedures set forth in the Participation Agreement must be followed in order for an Authorized Participant to receive the NAV determined on that day.

I. DIVIDEND REINVESTMENT SERVICE

The Trust will not make the DTC book-entry Dividend Reinvestment Service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The Prospectus will inform investors of this fact and direct interested investors to contact such investor's broker to ascertain the availability and a description of such a service through such broker. The Prospectus will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the service and such investors should ascertain from their broker such necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions charges and other costs, if any, incurred in purchasing Shares in the secondary market with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

J POTENTIAL INVESTORS AND USERS OF SHARES

Shares will offer investors and financial professionals the opportunity to experience "leveraged" investment results as well as the ability to manage their exposure to market risk on a low-cost basis and with risk of loss limited to the amount of the initial investment. For example, investors may seek to double the daily performance of one or more Underlying Indices through investment in Shares of certain Leveraged Funds. Other investors interested in obtaining gains or hedging a portfolio in anticipation of a declining market, may do so by investing in Shares of one or more Inverse Funds or Ultra Inverse Funds which seek to increase in value when the market measured by their relevant Underlying Indices declines. Still other investors may be interested in managing their market risk by developing a strategy of targeting their exposure to a specified Underlying Index somewhere along the spectrum between 100% of its inverse daily performance and 200% of its daily performance, by investing in Shares of a combination of Funds.

PART II

A DISCLOSURE DOCUMENTS

The primary disclosure documents with respect to the Shares will be the Prospectus and the Product Description, described below.

As with all investment company securities, the purchase of Shares in Creation Units from any Fund will be accompanied or preceded by a Prospectus. A statutory prospectus may not accompany secondary market trades of Shares, however, because the Commission has granted the Trust an exemption from Section 24(d) of the 1940 Act (see the Trust Order). This exemption is conditioned on an undertaking that investors purchasing from or through dealers in the secondary market will receive a short "Product Description." The Product Description, if employed by the Trust, will provide a plain English description of the relevant Fund and the Shares it issues.

Because the Prospectus will be delivered to investors dealing directly with the Trust, while the Product Description may be delivered to investors purchasing on the secondary market, the two documents will be tailored to meet the information needs of their particular audiences.

With respect to disclosure in the Prospectus concerning the non-redeemability of Shares, the Trust and the Funds will observe the following policies: (1) the term "mutual fund" will not be used except to compare and contrast the Trust or a Fund with conventional mutual funds; (2) the term "open-end management investment company" will be used in the Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the prospectus cover page or summary; (3) the front cover page of the Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on a Market (which will be identified) and will be individually non-redeemable; (4) the Prospectus will disclose that the owners of Shares may acquire those Shares from a Fund, and tender those Shares for redemption to the Fund, only in Creation Units; and (5) the Prospectus will clearly disclose that individual Shares prices may be below, above, or at the most recently calculated NAV.

The Prospectus will also indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for the Prior ETFs currently trading on a Market. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a "distribution," as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons will be cautioned in the Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the 1933 Act. The Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter. The Prospectus will also state that dealers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(c) of the 1933 Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the 1933 Act.[19]

In contrast, the Product Description will not mention such legal risks, since these are not issues relevant to investors purchasing Shares on the secondary market. The Product Description will provide a plain English overview of the Trust and the Fund including its investment objective and investment strategies and the material risks and potential rewards of owning Shares. It also will provide a brief, plain English description of the salient aspects of Shares, including: the manner in which the Fund's Underlying Index value is reported; the manner in which Creation Units are purchased and redeemed; the manner in which Shares will be traded on the Market, including application of trading halt procedures; the identity of the Advisor; the composition and frequency of dividend and capital gains distributions; and the actions, if any, that would be taken by the Fund if its Shares are delisted or if its license with the compiler or sponsor of the Underlying Index is terminated. It also will clearly disclose, among other things, that Shares are not redeemable individually and that an investor selling Shares on the secondary market may incur brokerage commissions when selling such shares and may receive less than the NAV of such shares. Finally, the Product Description will provide a website address (in most cases the address of the Underlying Index's compiler or sponsor) where investors can obtain information about the composition and compilation methodology of a Fund's Underlying Index (see Part II.B below).

The Product Description is not intended to substitute for a full statutory prospectus, and other than as described above, will not contain information that is not also contained in the Prospectus. The Product Description will indicate that a Prospectus and SAI about the Trust may be obtained, without charge, from the investor's broker or from the Distributor.

The Distributor will coordinate the production and distribution of Prospectus or Product Descriptions to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus or Product Description is provided to each secondary market purchaser of Shares.

B PUBLIC WEBSITE

As discussed more fully in Part IV below, the portfolio holdings of each Fund will be disclosed on the public website of the Primary Listing Market and/or the Trust ("Website").[20] The

[19] The Trust notes that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the 1933 Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Market in connection with a sale on such Market, is satisfied by the fact that the Prospectus is available at such Market upon request. The Prospectus also will note that the prospectus delivery mechanism provided in Rule 153 is only available with respect to transactions on the Market.

[20] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its SAI its policies and procedures with respect to the disclosure of its portfolio securities and to state in its prospectus that a description of each Fund's policies and procedures is available in the Prospectus. See Release No. IC-26418.

Trust or the Primary Listing Market will also calculate and publish the "Indicative Intraday Value" or "IIV" (discussed in Part IV below) for each Fund, as well as the current updated value of the relevant Underlying Index every 15 seconds throughout the trading day, if such information about the Underlying Index is not already available from another organization authorized by the relevant Underlying Index Provider.

PART III

COMPARISON OF THE FUNDS TO THE PRIOR ETFS THAT HAVE SOUGHT SIMILAR COMMISSION ACTION AND RECEIVED SIMILAR RELIEF.

The relief requested in this letter is substantially similar to the relief granted by the Commission to the Prior ETFs cited in footnotes 3 through 8 above, and is identical to the relief granted to certain Prior ETFs discussed in Part V.A.1.ii. below.

PART IV

A. AVAILABILITY OF INFORMATION REGARDING FUNDS, UNDERLYING INDEXES AND SHARES

1. General

The daily NAV for each Fund will be calculated and disseminated each Business Day.

(a) Information Provided to Authorized Participants

All Authorized Participants, regardless of whether they transact outside the Shares Clearing Process, may access the information described below. Applicants note that Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file ("PCF") from a third-party data vendor.

At the end of each Business Day, the Trust will prepare the next day's Deposit List and the Redemption List (if different from the Deposit List) for Leveraged, Inverse and Ultra Inverse Funds and send this information to the Index Receipt Agent. The same evening, the Index Receipt Agent will add to this the cash information effective as of the close of business on that Business Day and create a PCF for each Fund, which it will transmit to NSCC before the open of business the next Business Day. The information in the PCF will be available to all NSCC members and sufficient for them to calculate the IIV for Leveraged Funds during such next Business Day and will be the basis for the next day's NAV calculation.[21]

The NSCC's system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of Equity Securities (or debt securities) and cash

[21] Leveraged Funds may also invest up to 5% of their assets in Financial Instruments. See Section II.I.1(a), supra. To the extent that a Leveraged Fund does hold Financial Instruments, information regarding these instruments will be disclosed in an IIV File (described below), if necessary, for such Fund.

and money market instruments. As a result, it is not currently capable of processing information with respect to Financial Instruments, although Applicants expect that it may become so in the future. Therefore, the Advisor has developed what it calls an "IIV File", which it will use to disclose Funds' holdings of Financial Instruments until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC's PCF system can process such information regarding such instruments. The Trust, or the Advisor or Index Receipt Agent on the Trust's behalf, will post the IIV File to a password-protected website before the opening of business on each Business Day, and all Authorized Participants will have access to the password and the website containing the IIV File.[22] The IIV File will contain, for each Fund (to the extent that it holds Financial Instruments), information sufficient by itself or in connection with the PCF for market participants to calculate a Fund's IIV and effectively arbitrage the Fund. For example, the following information would be provided in the IIV File for a Leveraged Fund holding swaps, futures contracts and Equity Securities: (A) the total value of the Equity Securities held by such Fund, (B) the notional value of the swaps held by such Fund (together with an indication of the index on which such swap is based and whether the Fund's position is long or short), (C) the most recent valuation of the swaps held by the Fund, (D) the notional value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund's position is long or short and the contract's expiration date), (E) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund's position is long or short and the contract's expiration date), (F) the most recent valuation of the futures contracts held by the Fund, (G) the Fund's total assets and total shares outstanding, and (H) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Fund holding collars, caps, reverse repurchase agreements or other Financial Instruments would contain analogous information for such instruments. To the extent that any Fund holds cash or Money Market Instruments about which information is not available in a PCF, information regarding such Fund's cash and Money Market Instrument positions will be disclosed in the IIV File for such Fund.

The information in the IIV File will be sufficient for participants in the NSCC system to calculate the IIV for Inverse and Ultra Inverse Funds (and, together with the information on Equity Securities contained in the PCF, will be sufficient for calculation of IIV for Leveraged Funds) during such next Business Day. The IIV File, together with the applicable information in the PCF in the case of Leveraged Funds, will also be the basis for the next Business Day's NAV calculation.

Under normal circumstances, there will be no Deposit List or Redemption List for Inverse Funds, which will ordinarily be created and redeemed entirely for cash. The IIV File published before the open of business on a Business Day will, however, permit NSCC participants to calculate (by means of calculating the IIV) the amount of cash required to create a Creation Unit, and the amount of cash that will be paid upon redemption of a Creation Unit, for each Inverse Fund for that Business Day.

[22] As noted above, Authorized Participants that are not also NSCC members may have to either join NSCC or pay a third-party data vendor to obtain PCF information made available through the facilities of NSCC. Applicants understand that the Amex receives PCF files from NSCC and expect other Primary Listing Exchanges would as well.

(b) Information Provided to General Public

In addition, the Trust (or the Advisor or Index Receipt Agent on the Trust's behalf) will make publicly available the portfolio holdings of each Fund.[23] The full portfolio holdings of each Fund will be disclosed on the website of the Trust and/or the Primary Listing Exchange. This website disclosure of portfolio holdings will be made and updated daily and will include, as applicable, the names and number of shares held of each specific Equity Security, the specific types of Financial Instruments and characteristics of such instruments, money market instruments, and amount of cash held in the portfolio of each Fund.[24] The portfolio holdings information made available on the public website on any Business Day will form the basis for a Fund's NAV calculation as of 4:00 pm ET on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day. The Trust or the Primary Listing Exchange will also calculate and publish the IIV and the current updated value of the relevant Underlying Index every 15 seconds throughout the trading day, if such information about the Underlying Index is not already available from another organization authorized by the relevant Underlying Index Provider.

Applicants expect the following to be disclosed on the website of the Trust and/or the Primary Listing Exchange with respect to each type of Financial Instrument held by a Fund: a description of the Financial Instrument, a statement as to whether the Fund's position in the Financial Instrument is long or short, the most recent closing or other value of the Financial Instrument, the number of such Financial Instruments held, and the aggregate notional value of such Financial Instrument.

2. IIV

The Trust has been advised that the Amex intends to disseminate, every 15 seconds, during regular Amex trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per Shares basis.[25] The Amex will calculate an IIV for each Fund, including those Inverse Funds and Ultra Inverse Funds that do not hold Equity Securities, in the manner discussed below. The IIV is designed to provide investors with a reference value which can be

[23] The Trust will comply with its obligations, imposed by recent amendments to Form N-1A, to disclose in its Prospectus its policies and procedures with respect to the disclosure of its portfolio securities and to state in its prospectus that a description of each Fund's policies and procedures is available in the Prospectus. See Release No. IC-26418.

[24] This information will be the same as that disclosed to Authorized Participants in the PCF and IIV File, except that (i) the information provided on the public website will be formatted to be reader-friendly and (ii) the PCF and IIV File data are different from the portfolio holdings data on the publicly available website in that the former will be calculated and displayed on a per Creation Unit basis while the latter will be on a per Fund basis. Both the IIV/PCF File and the public website will reflect dividends paid to date and accruals for expenses incurred to date as well as the next Business Day's estimated dividend and expense accrual information. While Applicants intend to make the public website disclosure reader-friendly, the PCF and IIV File will be formatted so that it is compatible with the systems that the Primary Listing Exchange and Authorized Participants use to retrieve and process such data. For this reason, the PCF and IIV File will be posted on a separate, password protected site.

[25] This value is variously referred to as an "Underlying Trading Value," "Indicative Optimized Portfolio Value" ("IOPV"), and "Intraday Value," in the prospectus, marketing materials and other written materials disseminated in connection with Prior ETFs.

used in connection with other related market information. The Amex will not guarantee the accuracy or completeness of the IIV.

Neither the Trust, the Trustees nor the Advisor are responsible for the calculation or dissemination of the IIV and make no warranty as to its accuracy, or its usefulness to traders of Shares. It is expected that the Primary Listing Market for the Shares of each Fund will calculate and disseminate the same data in a similar manner as discussed below.

(a) IIV Calculation for Leveraged Funds.

The Amex will calculate the IIV throughout the trading day for each Leveraged Fund by (i) calculating the current value of all Equity Securities held by a Fund, (ii) calculating the Estimated Cash, (iii) calculating the marked-to-market gains or losses from the Fund's total return equity swap exposure based on the Underlying Index percentage change, the swap costs determined by the daily imbedded weighted interest rate and the notional value of the swap contracts, if any, (iv) calculating the marked-to-market gains or losses of the futures contracts and other Financial Instruments held by the Fund, if any, (v) adding the current value of Equity Securities, the Estimated Cash, the marked-to-market gains/losses from swaps and the futures contracts and other Financial Instruments, to arrive at a value and (vi) dividing that value by the total Shares outstanding to obtain current IIV.

(b) IIV Calculation for Inverse and Ultra Inverse Funds.

The Amex will calculate the IIV throughout the trading day for each Inverse and Ultra Inverse Fund by (i) calculating the Estimated Cash, (ii) calculating the marked-to-market gains/losses of swaps, futures and other Financial Instruments held by such Fund in the manner described above, (iii) adding the Estimated Cash and the marked-to-market gains or losses of the

Financial Instruments to arrive at a value and (iv) dividing that value by the total Shares outstanding to obtain current IIV.

3. Underlying Index Value

Applicants understand that the value of each Underlying Index will be updated intra-day on a real time basis as its individual Component Securities change in price. These intra-day values of each Underlying Index will be disseminated every 15 seconds throughout the trading day by the Primary Listing Exchange or another organization authorized by the relevant Underlying Index Provider.

4. Additional Information and Data

In addition, for all Funds, the Trust expects to maintain the Website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including daily trading volume, closing price, and closing NAV. Also, the Amex intends to disseminate a variety of data with respect to Shares on a daily basis by means of CTA and CQ High Speed Lines including: information as of the previous day's close with respect to NAV and the number of Shares outstanding. The Trust has been advised that similar information will be provided in connection with Shares of each Fund primarily listed on a Market other than the Amex.

The closing prices of the Equity Securities of each Deposit Basket will be readily available from, as applicable, the relevant Exchange, automated quotation systems, published or other public sources or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day. Applicants expect that the previous day's closing price and volume information will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of SPDRs and shares of other Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisors who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

PART V

A. REQUESTS FOR RELIEF - INTRODUCTION

The Trust, on behalf of itself, the Amex, other Markets, the Distributor, Authorized Participants and persons or entities engaging in transactions in the Shares, requests that the Commission grant exemptive, interpretive or no-action relief from Rules 10a-1, l0b-10, 10b-17, 11d1-2, 14e-5, 15c1-5, and 15c1-6 under the Exchange Act, Rules 101 and 102 of Regulation M

and Section 11(d)(1) of the Exchange Act and Rule 200 (g) of Regulation SHO in connection with secondary market transactions in Shares, and the creation or redemption of Shares, as discussed below. As noted above, this requested relief is substantially similar to relief granted to the Prior ETFs currently trading on a Market.

In the alternative, the Trust seeks confirmation that the phrase "managed to track a particular index" in condition 3 of the Class Relief Letter includes funds such as the Leveraged Funds, the Inverse Funds, and the Ultra Inverse Funds that are managed to track a multiple of a particular index or managed to track the inverse, or a multiple of the inverse, of a particular index all of the components of which are publicly available. Further, because the Inverse Funds and Ultra Inverse Funds do not hold Equity Securities, the Trust believes that such Funds do not satisfy condition 3 of the Class Relief Letter. Given the nature of the assets held by the Inverse Funds and the Ultra Inverse Funds, however, the Trust requests the Staff confirm that it will not recommend enforcement action to the Commission if a broker-dealer treats Shares of the Inverse Funds and the Ultra Inverse Funds, for purposes of the relief from Section 11(d)(1) of the Exchange Act, and Rule 11d1-2 thereunder, in the Class Relief Letter, as shares of a Qualifying ETF (as defined in the Class Relief Letter).

1. Rule 10a-1 and Rule 200(g) of Regulation SHO

a. Rule 10a-1

For the reasons set forth below, the Trust respectfully requests that the Commission grant an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1. The Trust also requests that the Staff confirm that it will not recommend enforcement action to the Commission under Rule 200(g) of Regulation SHO[26] against any broker-dealer that marks "short" rather than "short exempt", a short sale effected in Shares.

Rule 10a-1(a)(1)(i) provides that a short sale of an exchange-traded security may not be effected below the last regular-way sale price, or at such price unless such price is above the next preceding price at which a sale was reported. The Trust believes that relief from the application of Rule 10a-1 to secondary market transactions in Shares of each Fund is appropriate insofar as the value of such Shares is based on the value of the Component Securities underlying its Index. Application of Rule 10a-1 to Shares transactions would not further the Rule's purposes, and exempting such transactions from the Rule would not be inconsistent with such Rule.

A primary purpose of Rule 10a-1 is to prevent the market price of a stock from being manipulated downward by unrestricted short selling. The Trust expects that the market price of Shares of any each Leveraged Fund will be based primarily upon the current value of the Component Securities comprising such Fund's Underlying Index. Although the forces of supply and demand will have an effect on market prices for Shares, the Trust anticipates that the market price of Shares of each Leveraged Fund will rise or fall primarily in accordance with the changes in the value of the Component Securities of the relevant Underlying Index and therefore expects that such Shares should not experience a significant decline in market value unless the value of such Component Securities had similarly declined. This has been the consistent experience of the Prior ETFs that currently trade on a Market.

As discussed above, certain Funds intend to use Financial Instruments and investment techniques to help achieve their required exposure to their relevant Underlying Index (e.g. 200% of the S&P 500 Index). The Trust believes that the use of such Financial Instruments and investment techniques will neither alter the arbitrage opportunities nor inhibit arbitrage activity. As noted above, the Advisor expects to make extensive use of Financial Instruments and investment techniques which are correlated with all or a portion of the Component Securities included in each Fund's Underlying Index. The arguments for the pricing benefits of arbitrage transactions and the tendency of Prior ETF shares' NAV to converge to the IIV apply equally to any Fund portfolio. The Advisor expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of Shares of a particular Fund, just as such entities now do in connection with the shares of Prior ETFs.

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[26] Regulation SHO, adopted by the Commission with a compliance date of January 3, 2005, provided a new regulatory framework governing short sales of securities (Rel. No. 34- 50103, July 28, 2004, 69 FR 48008 (August 6, 2004) (the "SHO Release")). Among other things, Rule 200(g) of Regulation SHO requires broker-dealers to mark all sell orders of any equity security as "long", "short" or "short exempt". Rule 200(g)(2) requires that a short sale order is to be marked "short exempt" if the seller is relying on an exception from a price test.

With respect to each Inverse and Ultra Inverse Fund, the Trust expects that the price movement of Shares of any Inverse and Ultra Inverse Fund will be based primarily upon the inverse of the price movement of the Component Securities comprising such Fund's Underlying Index. Although the forces of supply and demand will have an effect on market prices for Shares, the Trust anticipates that the market price of Shares of any Inverse and Ultra Inverse Fund will rise or fall primarily in accordance with the inverse changes in the value of the Component Securities of the relevant Underlying Index and therefore expects that such Shares should not experience a significant decline in market value unless the value of such Component Securities had similarly increased. Although no comparisons can be made to the experience of other "inverse" Prior ETFs (as none exist), the Trust has every reason to expect that market prices of Inverse and Ultra Inverse Fund Shares should behave similarly to the NAV of shares of Inverse and Ultra Inverse ProFunds which are structured as conventional mutual funds and are based upon some of the same Underlying Indices as those of the Inverse and Ultra Inverse Funds. Indeed, selling Shares of an Inverse or Ultra Inverse Fund short, if anything, should place upward pressure on the market price of such Shares.

As noted above, the Trust believes that the use of Financial Instruments will neither alter the arbitrage opportunities nor inhibit arbitrage activity with respect to Shares. This is true with respect to Shares issued by both the Leveraged Funds as well as the Inverse and Ultra Inverse Funds. In order to conduct arbitrage activity, market participants compare the recently quoted secondary market price of Shares of a given Fund to, among other things, the most recent IIV, recently quoted secondary market prices of Component Securities in the applicable Underlying Index, the price of futures and other contracts on such securities As with the Prior ETFs, this information will be readily available for Shares. Market participants can use this information to assess arbitrage opportunities for Shares in the same way that they do for the Prior ETFs.

The Trust believes that any temporary disparities in market value between Shares of any Leveraged, Inverse or Ultra Inverse Fund and the relevant Equity Securities and/or Financial Instruments and/or Money Market Instruments held by such Fund[27] would tend to be corrected immediately by arbitrage activity. Moreover, Creation Units may be redeemed with the Trust on any Business Day. Under these circumstances, it would appear to be economically futile for short sales in Shares to be utilized to depress Shares prices of any Fund. Moreover, it would similarly be economically futile for short sales in Shares to be utilized to depress particular Component Securities comprising any relevant Underlying Index. Each Fund's Underlying Index will be comprised of at least twenty (20) Component Securities. Except for the Dow Jones Industrial Average ("DJIA") (which is comprised of 30 Component Securities), each such index is comprised of approximately 100 or more Component Securities.[28] As of March 31, 2005, no single stock comprised more than 7% of any Underlying Index, and only a handful of stocks comprised more than 4% of any Underlying Index; therefore, a short seller with manipulative intent would have to spend at least $16 for every $1 of market impact, and in most cases

[27] The relevant Equity Securities and/or Financial Instruments and/or Money Market Instruments held by a Fund are collectively referred to as "Portfolio Securities."

[28] The four Underlying Indices of the Funds are the same as those used by the SPDR, MidCap SPDR, DIAMONDS and Nasdaq-100 Trusts, each of which received identical relief under Rule 10a-1 in the SPDR Letter, the MidCap SPDR Letter, the DIAMONDS Letter and the Nasdaq-100 Letter, respectively (see footnote 5 above).

substantially more. This is clearly an economically impractical strategy for a manipulative short seller to utilize. Furthermore, the Trust is unaware that any of the ETFs currently trading on a Market have experienced incidents where the market price of their shares has been manipulated downward by unrestricted short selling.

Applicants note that, because each Fund's Underlying Index will be comprised of at least twenty (20) Component Securities, each Leveraged Fund will hold at least twenty (20) different Equity Securities in the normal course of operation. This is not true of the Inverse and Ultra Inverse Funds, which will hold Financial Instruments and will not ordinarily hold any Equity Securities.[29] However, as noted above, selling Shares of an Inverse or Ultra Inverse Fund short, if anything, should place upward pressure on the prices of the Component Securities comprising the relevant Underlying Index. The Inverse and Ultra Inverse Funds are based on Underlying Indices comprised of at least twenty (20) Component Securities and the economic exposure of selling an Inverse or Ultra Inverse Fund short is equivalent to purchasing these underlying securities outright. Unrestricted short selling of Inverse and Ultra Inverse Funds therefore does not implicate the concerns that Rule 10a-1 seeks to address and is not inconsistent with the rule itself. Moreover, the Financial Instruments to be held by the Inverse and Ultra Inverse Funds are generally not themselves subject to Rule 10a-1's "tick test."

In addition, the Trust believes that the trading market for Shares would be adversely affected if Rule 10a-1 operated to prevent dealers or any exchange specialist or market maker from making short sales of Shares to satisfy customer demand in the absence of an uptick. Requiring an investor to utilize another means to achieve such investor's investment goals would be detrimental to the market for Shares and contrary to the public interest in liquid, efficient securities markets.

The Trust notes that it is not requesting relief from Rule 10a-1 for secondary market portfolio sales which may be made in connection with redemptions of Shares. The short sale rule will apply (or not apply) to such transactions as to any other portfolio trade.

For the reasons set forth above, the Trust respectfully requests that the Commission grant an exemption from Rule 10a-1 to permit sales of Shares without regard to the "tick" requirements of Rule 10a-1.

b. Rule 200(g) of Regulation SHO

Rule 200(g) of Regulation SHO ("Rule 200(g)") provides that a broker-dealer must mark all sell orders of any equity security as "long," "short," or "short exempt." Rule 200(g)(2) requires that a short sale order must be marked "short exempt" if the seller is relying on an exception from the tick test of Rule 10a-1 of the Exchange Act or any short sale price test of any exchange or national securities association.

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[29] Appendix A includes information on anticipated portfolio holdings of the Funds.

The Prior ETFs, along with certain other financial products[30], have received various exemptions from the Commission from short sale price test restrictions. In granting these exemptions to Prior ETFs, the Commission noted that its decision was generally based on the fact that the market value of ETF shares would rise or fall primarily based on changes in the net asset value of the Component Securities in the indices related to such ETFs. As stated in the Class Relief Letter[31], this relief was conditioned on the Prior ETFs meeting certain stated conditions, either specific to identified products or included as part of a broader "class exemption". Various market centers that execute short sales in the Prior ETFs (such as exchanges, executing brokers and ECNs) have made programming changes to "mask" (*i.e.*, remove) the price test restrictions.[32] These market centers also monitor on a regular basis to confirm that any such product continues to meet the conditions for the exemptive relief, and make programming changes to re-institute the price test for any product that fails to satisfy such conditions.[33] Based on the fact that the market centers have automatic programming procedures for these broad classes of securities, the SIA argued that it is not necessary for market participants submitting orders in Prior ETFs to distinguish between "short" and "short exempt" orders, and the market centers generally allow orders marked "short" in these products to be executed without regard to a price test.[34]

The requested relief is subject to the four conditions stated as follows:

1. For each exempt short sale, the various market centers that execute such sales have instituted procedures to "mask" the short sale character of the transaction so that they are executed as short exempt;

2. Such market centers monitor on a regular basis to confirm that any such product or transaction continues to meet the conditions for the exemptive relief and re-institute the price test for any product or transaction that fails to satisfy such conditions;

3. A broker-dealer executing exempt short sales will mark such sales as "short," and in no event will such sales be marked "long;" and

4. The market centers will maintain an audit trail of all such trade executions, which is capable of being produced and subject to review upon request by the Commission and other appropriate regulatory authorities.

Appendix A to the SIA Request Letter listed all the Prior ETFs which had received relief from Rule 200(g) of Regulation SHO; however it did not name the Trust, which had yet to issue its Shares for trading as of the date of the SIA Request Letter. The Trust believes that the Shares

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[30] See, for example, those mentioned in footnote 5, supra.

[31] See, the first sentence of footnote 7, supra. which sets forth the definition of "Qualifying ETFs" and footnote 10 of the SIA Request Letter which recites the conditions for the ETF "class exemption" in the "Letter re ETFs" dated August 17, 2001.

[32] See, footnote 11 of the SIA Request Letter.

[33] See, footnote 11 of the SIA Request Letter.

[34] See, footnote 11 of the SIA Request Letter.

issued by each Fund will be traded in the secondary market in the same manner as the VIPERS in the International Index Trust Letter, as well as the shares of other Prior ETFs identified in Appendix A to the SIA Request Letter.[35] Therefore, the Trust respectfully requests that the Staff not recommend to the Commission enforcement action under Rule 200(g) if a broker-dealer marks "short," rather than "short exempt," a short sale that is effected in its Shares or in the crossing sessions in the same manner and to the same extent as the shares of the Prior ETFs named in Appendix A to the SIA Request Letter and those named in the PowerShares Letter.

2. Rule 10b-10

Rule 10b-10 requires a broker or dealer effecting a transaction in a security for a customer to give or send written notification to such customer disclosing the information specified in paragraph (a) of Rule 10b-10, including the identity, price and number of shares or units (or principal amount) of the security purchased or sold. The Trust requests that the Commission grant an exemption from Rule 10b-10, as discussed below, with respect to the creation (*i.e.*, issuance) or redemption of Shares of each Leveraged Fund (all of which are in Creation Units)[36]. The Trust is not requesting exemptive or interpretive relief from Rule 10b-10 in connection with purchases and sales of Shares of Leveraged Funds in the secondary market, nor is it requesting relief from the provisions of Rule 10b-10 with respect to purchases and sales of Shares of the Inverse Funds or Ultra Inverse Funds.

The Trust proposes that broker-dealers or other persons either creating or redeeming Shares of each Leveraged Fund in Creation Units for their customers be permitted to provide such customers with a statement of the number of such Creation Units created or redeemed without providing a statement of the identity, number, price of shares of individual Deposit Securities included in the Deposit Basket tendered to the Trust for purposes of creation of Creation Units, or the identity, number and price of shares of individual Equity Securities held by a Leveraged Fund to be delivered by the Trust to the redeeming holder. The composition of the Deposit Basket required for tender and the Redemption Basket required for delivery will be disseminated by the Trust on each Business Day prior to the opening of trading on the NYSE (currently 9:30 a.m. ET) and will be applicable to requests for creations or redemption, as the case may be, on that day. Moreover, institutions and market professionals will be readily able to calculate independently such information based on publicly available information. The Trust anticipates that any institution or broker-dealer engaging in creation or redemption transactions would have done so

---

[35] The Trust also notes that the Staff granted the identical no-action relief in the Letters cited in footnote 3, supra.

[36] As Leveraged Funds are managed to track a multiple of a particular index and Inverse Funds hold no securities while trying to track a multiple of a particular index, the Trust believes that the Leveraged Funds may not, and the Inverse Funds do not, satisfy condition 3 of the Class Relief Letter which states "The ETF (a) consists of a basket of twenty or more Component Securities, with no one Component Security constituting more than 25% of the total value of the ETF, and is managed to track a particular index all of the components of which are publicly available; or (b) solely for purposes of the exemptive relief for Broker-Dealer APs from Section 11(d)(1) of the Exchange Act, is an ETF with respect to which the staff of the Division of Market Regulation ("Staff") has granted Non-AP Broker-Dealers (as defined below) relief from the requirements of Section 11(d)(1) in a letter dated prior to the date of this letter, provided that the ETF has not changed in such a way as to materially affect any of the facts or representations in such prior letter."

only with knowledge of the composition of the applicable Deposit or Redemption Basket, as the case may be, so that specific information in the Rule 10b-10 notification would be redundant.

The requested relief under Rule 10b-10 with respect to creations and redemptions of each Fund be subject to the following conditions:

Confirmations to customers engaging in creations or redemptions must state that all information required by Rule 10b-10 will be provided upon request;

Any such request by a customer for information required by Rule 10b-10 will be filled in a timely manner, in accordance with Rule 10b-10(c); and

Except for the identity, number and price of shares of individual equity securities held by a Fund, confirmations to customers must disclose all other information required by Rule 10b-10(a).

3. Rule 10b-17

Rule 10b-17 requires an issuer of a class of publicly traded securities to give notice of certain specified actions (*e.g.*, dividends, stock splits, rights offerings) relating to such class of securities in accordance with Rule 10b-17(b). The Trust respectfully requests the Commission, pursuant to paragraph (b)(2), unconditionally exempt the Trust and its Leveraged Funds from the application of Rule 10b-17. The Trust is not requesting relief from the provisions of Rule 10b-17 with respect to its Inverse Funds or Ultra Inverse Funds.

Application of the Rule to the Trust and its Leveraged Funds would be impractical and unnecessarily burdensome, in view of the fact that holders of Shares are not holders of the Portfolio Securities held by a Leveraged Fund. In addition, because each of the Equity Securities held by a Leveraged Fund accounts for only a comparatively small portion of total holdings of the relevant issuer, no meaningful purpose would be served by applying Rule l0b-17 to the operation of the Trust or its Leveraged Funds.

Moreover, in light of the nature of the Trust, compliance with Rule 10b-17 would be impractical. As an investment company, the Trust is required by the Internal Revenue Code to distribute at least 98% of its ordinary income and capital gains during the calendar year. If the Trust declares too small a dividend, it will be charged an excise tax. If it declares too large a dividend, the excess could be considered a return of capital to investors.

To avoid an over- or underdistribution of ordinary income, mutual funds, including the Trust must estimate: (i) the amount of ordinary income to be earned during the period from the date the dividend is declared to December 31; and (ii) the number of shares that will be outstanding as of the record date. Requiring the Trust to declare its dividend ten days in advance of the record date would increase the period for estimating ordinary income and the number of outstanding shares, and thus increase the risk of an over- or underdistribution.

Requiring the Trust to declare its dividend ten days in advance of record date also would increase the chance that the Trust would over- or underdistribute capital gains. Unlike ordinary income, the Trust does not have the problem of estimating the aggregate amount of capital gains it will earn between declaration date and year-end because it is required to distribute only such capital gains as have been realized through October 31 of the year. However, as noted above, requiring the Trust to declare its dividend ten days in advance of the record date would increase the chance that the Trust would mis-estimate the number of outstanding shares. This, in turn, would increase the chance that the Trust would mis-estimate the per share amount of capital gains it must distribute. In view of the foregoing, the Trust requests that the Commission, pursuant to paragraph (b)(2), exempt the Trust, its Leveraged Funds and the Shares from the application of Rule 10b-17.

In the alternative, the Trust seeks clarification that the exemption contained in paragraph (c) of Rule 10b-17 is applicable to the Shares of each Fund of the Trust. Paragraph (c) of Rule 10b-17 states that the Rule shall not apply to redeemable securities issued by open-end investment companies and unit investment trusts registered under the 1940 Act. Except for the fact that Shares must be redeemed only in Creation Units, Shares are redeemable securities issued by the Trust which is an open-end investment company.[37] It is in recognition of the foregoing that the Commission has issued prior orders to the Index Funds permitting them to issue shares with limited redeemability while still treating them like any other open-end investment company or unit investment trusts, respectively. Therefore, the exemption under paragraph (c) of Rule 10b-17, which covers open-end investment companies with fully redeemable shares, should be applicable to the Shares of each of the Funds.

4. Rule 14e-5

Rule 14e-5 prohibits a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities of a tender offer (or related security) except as part of such tender offer. The dealer-manager of a tender offer is included in a "covered person" subject to the Rule.

The Trust respectfully requests that the Commission grant an exemption from Rule 14e-5 to permit any person (including a member or member organization of the Amex or another Market) acting as a dealer-manager of a tender offer for a security contained in a Deposit Basket or Redemption Basket, during the existence of such offer, to: (1) redeem Shares of a Leveraged Fund in Creation Units to the Trust for a Redemption Basket that may include a security subject to the tender offer, and (2) engage in secondary market transactions in Shares of a Leveraged Fund

[37] On June 13, 2006, pursuant to the Trust Order, the Commission granted the Trust and its co-applicants an exemption from Section 2(a)(32) of the 1940 Act to permit it, as an open-end investment company, to issue Shares in Creation Units.

during such tender offer, if such bids or purchases are not effected for the purposes of facilitating a tender offer. Applicants believe that redemptions of Shares would not result in the abuses that Rule 14e-5 was designed to prevent. The acquisition of individual Equity Securities held by a Leveraged Fund by means of redemptions of Shares of such Fund would be impractical and extremely inefficient in view of the relatively small number of shares of any one security included in a Redemption Basket and the requirement that a minimum of 75,000 Shares of a Leveraged Fund (i.e., a Creation Unit), or multiples thereof, be redeemed. In addition, as discussed below in the request for relief under Regulation M, application of the Rule's prohibition would impede the valid and useful market and arbitrage activity which would assist secondary market trading and improve Shares pricing efficiency.

The Trust similarly believes that it would be equally inefficient to facilitate a tender offer in a particular security included in a Deposit Basket by means of purchasing all of the specific Equity Securities comprising such Deposit Basket. Therefore, the Trust also respectfully requests that the Commission take a no-action position under Rule 14e-5 if a broker-dealer (including a member or member organization of the Amex or another Market) acting as a dealer-manager of a tender offer for an Equity Security held by a Leveraged Fund purchases or arranges to purchase shares of such Equity Security in the secondary market for the purpose of tendering them to purchase one or more Creation Units of Shares of a Leveraged Fund, if such transactions are not effected for the purposes of facilitating a tender offer. An example of such transactions includes making an adjustment to a Fund's Deposit Basket in the ordinary course of business as a result of a change in the composition of its Underlying Index. Applicants also believe that the purchases of a Portfolio Security during the existence of a tender offer would not result in the abuses that Rule 14e-5 was designed to prevent. This requested relief is substantially similar to that afforded to the iShares Trust, the WEBS Index Fund, Select Sector Trust, VIPERS and the Nasdaq-100 Trust (see footnotes 3 and 4, supra).

The Trust is not requesting relief from the provisions of Rule 14e-5 with respect to the Inverse Funds or Ultra Inverse Funds.

5. Rule 15c1-5 and 15c1-6

Rule 15c1-5 requires a broker or dealer controlled by, controlling, or under common control with, the issuer of a security who induces the purchase or sale by a customer of a security, to disclose the existence of such control before entering into a contract with or for such customer for the purchase or sale of such security. Rule 15c1-6 requires a broker or dealer to send a customer written notification of its participation in the primary or secondary distribution of any security in which it effects any transaction in or for such customer's account or induces the purchase or sale of such security by such customer.

For the reasons discussed above, the Trust believes that disclosure by a broker-dealer of a control relationship with the issuer of a Component Security in the relevant Underlying Index of any Fund, or of a participation in the distribution of one of the Equity Securities held by a

Leveraged Fund would impose an unnecessary and unjustifiable burden on broker-dealers engaging in transactions in Shares for their customers. There is no realistic potential for manipulating the market price of an Equity Security held by a Leveraged Fund or the market price of a Component Security in the relevant Underlying Index of a Fund by transactions in Shares. Such a strategy would be both expensive and inefficient. Application of the Rules could adversely affect the attractiveness of Shares to broker-dealers and thereby affect market liquidity, pricing efficiency and the utility of Shares as a form of basket trading. The Trust, therefore, requests the Commission to grant no-action relief from application of the Rules 15c1-5 and 15c1-6 with respect to creations and redemptions of Shares of Leveraged Funds and secondary market transactions therein[38].

6. Rule 101 of Regulation M

The Trust respectfully requests that the Commission grant an exemption from Rule 101, as discussed below, to permit persons participating in a distribution of Shares of a Leveraged Fund to bid for or purchase, redeem or engage in other secondary market transactions in such Shares.

Generally, Rule 101 of Regulation M is an anti-manipulation regulation that, subject to certain exemptions, prohibits any "distribution participant" and "its affiliated purchasers" from bidding for, purchasing from, or attempting to induce any person to bid for or purchase, any security which is the subject of a distribution until after the applicable restricted period, except as specifically permitted in Regulation M. The provisions of Rule 101 apply to underwriters and prospective underwriters, brokers, dealers, and other persons who have agreed to participate or are participating in such distribution.

The Trust understands that while broker-dealers that: (i) tender Deposit Securities to the Trust through the Distributor in return for Shares of a Leveraged Fund in Creation Units; or (ii) redeem Shares of a Leveraged Fund in Creation Units for receipt of Redemption Securities held by a Leveraged Fund generally will not be part of a syndicate or selling group, and while no broker-dealer will receive fees, commissions or other remuneration from the Trust or the Distributor for the sale of Shares of a Leveraged Fund in Creation Units, under certain circumstances such broker-dealers could be deemed to be "underwriters" or "distribution participants" as such terms are defined in Rule 100(b).

Paragraph (c)(4) of Rule 101 exempts from its application, *inter alia*, redeemable securities issued by an open-end management investment company (as such terms are used in the 1940 Act). The Trust is registered as an open-end management investment company under the 1940 Act. However, as discussed above, individual Shares are not redeemable except in Creation Units. Due to the redeemability of the Shares in Creation Units, there should be little disparity between the Shares' market price and their net asset value per Shares. Accordingly, the rationale for exempting redeemable securities of open-end management investment companies from the application of Rule 101 is equally applicable to the Shares. Although redemption is subject to the condition of tendering the appropriate number of Shares of Creation Units, the Trust otherwise

[38] The Trust submits this request because it believes that the Leveraged Funds may not, and the Inverse Funds do not, satisfy of the Class Relief Letter, see footnote 36, supra.

will continue to function as an open-end fund continuously offering its Shares. It is in recognition of the special nature of such offerings that open-end management investment company and unit investment trust securities are exempted under paragraph (c)(4). Without such an exemption, they could not operate as intended. In view of the foregoing, the Trust requests that the Commission confirm that as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, transactions in the Shares would be exempted from Rule 101 on the basis of the exception contained in (c)(4) of such Rule.

The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. Creation Units of Shares may be created and redeemed, in kind, (or in cash in certain cases) at net asset value, on any Business Day. Holders of Shares also have the benefit of intra-day secondary market liquidity by virtue of their Market listing. Thus, the secondary market price of Shares should not vary substantially from the net asset value of such Shares. Because of the redeemability of Shares in Creation Units, coupled with the open-end nature of the Trust, any significant disparity between the market price of the Shares and their net asset value should be eliminated by arbitrage activity. Because the net asset value of an Shares is largely based on the market value of the relevant Fund's Portfolio Securities, transactions involving Shares (creations from and redemptions with the Trust, as well as purchases and sales in the secondary market) will not affect net asset value. Similarly, such transactions should not have a significant effect on the market price of Shares.

The Trust also respectfully requests relief from the provisions of Rule 101 to the extent necessary to permit persons or entities that may be deemed to be participating in the distribution of Shares or shares of any Equity Securities included as Deposit Securities (i) to purchase Deposit Securities for the purpose of tendering them to a Leveraged Fund as part of a Creation Deposit, for the purchase of Creation Units of Shares and (ii) to tender Shares for redemption in Creation Units and to receive Redemption Securities as part of redemption proceeds.

The Trust also respectfully requests that the Commission clarify that the tender of the Shares to a Leveraged Fund for redemption and the receipt of Redemption Securities upon redemption does not constitute a bid for or purchase of any of such securities, or an "attempt to induce any person to bid for or purchase a covered security, during the applicable restricted period" for the purposes of Rule 101. Redemption entails no separate bid for any of the Redemption Securities. As described above, following notice of redemption, a Leveraged Fund will deliver the specified Redemption Securities after the redemption request is received in proper form, except in those cases where redemption proceeds are paid in cash. Absent unusual circumstances, the Trust will not purchase Redemption Securities in the secondary market to fulfill a redemption request. Therefore, redemptions of Shares cannot be expected to affect the market price of the Redemption Securities. As indicated above, the Distributor will not engage in any secondary market transactions in Shares, either for its own account or for investors. In addition, the Trust believes that the purchase of Deposit Securities, while engaged in a distribution with respect to such stock, for the purpose of acquiring a Creation Unit of Shares should be exempted from Rule 101. The purpose of Rule 101 is to prevent persons from conditioning the market to facilitate a distribution. The Trust believes there would be little financial incentive to engage in transactions in stock baskets valued at approximately $5,000,000 in order to manipulate the price of a single stock in the applicable Underying Index. Furthermore, as discussed above, aberrations in the price should be readily detected by the marketplace and corrected by arbitrage activity when detected, thus eliminating the need for the limitations contained in Rule 101. Application of Rule 101 in this context would not further the anti-manipulative purposes underlying the Rule.

In view of the lack of any special financial incentive to create Creation Units of Shares, combined with a predictable lack of any meaningful potential for the issuance and the secondary market trading of Shares to affect significantly Shares pricing, application of Rule 101 to a broker-dealer or other person who may be participating in a distribution of Shares or Equity Securities held by a Leveraged Fund is unnecessary and inappropriate, and could unnecessarily hinder broker-dealers or other persons in their creation and redemption activities, in their day-to-day ordinary business of buying and selling Shares and thus undermine the potential beneficial market effects of Shares trading discussed throughout this letter.

The Trust is not requesting relief from the provisions of Rule 101 of Regulation M with respect to the Inverse or Ultra Inverse Funds.

7. Rule 102 of Regulation M

The Trust also respectfully requests that the Commission confirm that, as a result of registration of the Trust as an open-end management investment company and the redeemable nature of the Shares in Creation Units, for the reasons previously stated under the request for relief under Rule 101(c)(4), transactions in Shares of Leveraged Funds would be exempted from Rule 102 on the basis of the exception contained in paragraph (d)(4) of such Rule. Application of Rule 102 in this context would not further the anti-manipulative purposes underlying the Rule.

The purpose of Rule 102 is to prevent persons from manipulating the price of a security during a distribution and to protect the integrity of the offering process by prohibiting activities that could artificially influence the market for that particular security. The Trust respectfully requests that the Commission grant an exemption under paragraph (e) of Rule 102 to allow the Trust to redeem Shares in Creation Units of Leveraged Funds during the continuous offering of such Shares. The Trust respectfully submits that the redemptions described in this letter do not constitute a manipulative or deceptive practice within the purpose of Rule 102 and are eligible for an exemption from the provisions of Rule 102 to allow each of the Leveraged Funds to redeem their Shares in Creation Units during the continuous offering of such Shares.

For the reasons described in connection with the requested Rule 101 relief, redemption transactions and secondary market transactions in the Shares are not viable means to manipulate the price of an Equity Security held by a Leveraged Fund during a distribution of such security. The Trust will redeem the Creation Units of Shares at the NAV of the Shares. Although Shares are traded on the secondary market, Shares may only be redeemed in Creation Units. Thus, the Trust believes that the redemption by the Trust of the Shares of each of the Leveraged Funds at NAV in consideration principally for Equity Securities held by a Leveraged Fund does not involve the abuses that Rule 102 was intended to prevent.

The Trust is not requesting relief from the provisions of Rule 102 of Regulation M with respect to the Inverse or Ultra Inverse Funds.

8. Section 11(d)(1); Rules 11d1-1 and 11d1-2

Section 11(d)(1) of the Exchange Act generally prohibits a person who is both a broker and a dealer from effecting any transaction in which the broker-dealer extends credit to a customer on any security which was part of a new issue in the distribution of which he participated as a member of a selling syndicate or group within thirty days prior to such transaction. Rule 11d1-1 provides an exemption from Section 11(d)(1) with respect to any transaction by a broker-dealer who extends credit to a customer under the circumstances provided in paragraphs (a) through (e) of the Rule. Rule 11d1-2 provides an exemption from Section 11(d)(1) for securities issued by a registered open-end investment company or unit investment trust with respect to transactions by a broker-dealer who extends credit on such security, provided the person to whom credit has been extended has owned the security for more than thirty days.

The Trust hereby requests clarification that Section 11(d)(1) does not apply to broker-dealers that engage in both proprietary and customer transactions in Shares of each Fund in the secondary market but do not create Creation Units of such Shares[39]. The Trust believes that application of the thirty-day restriction in Rule 11d1-2 to broker-dealers engaging exclusively in secondary market transactions in Shares of each Fund does not further the purposes of Section 11(d)(1) or Rule 11d1-2.[40] The only compensation a broker-dealer will receive for representing a customer in purchasing Shares is the commission charged to that customer, which in all likelihood is the same compensation the broker-dealer would receive in connection with any stock purchase by a customer. There is no special financial incentive to a broker-dealer, other than the broker-dealer's regular commission, to engage in secondary market transactions in Shares, either as principal or agent.

The Trust also requests that the Division of Market Regulation not recommend any enforcement action to the Commission under Section 11(d)(1) of the Exchange Act if broker-dealers treat Shares, for purposes of Rule 11d1-2, as "securities issued by a registered open-end investment company . . . as defined in the Investment Company Act" and thereby extend credit or maintain or arrange for the extension or maintenance of credit on Shares that have been owned by he persons to whom credit is provided for more than thirty days, in reliance on the exemption contained in the Rule.

[39] The Trust submits this request because it believes that the Leveraged Funds may not, and the Inverse and Ultra Inverse Funds do not, satisfy condition 3 of the SIA Class Letter, see footnote 36, supra.

[40] The Trust notes that broker-dealers that engage in both creation of Creation Units of Shares and secondary market transactions in Shares and that meet the requirements of Rule 11d1-1 may be covered by the exemptions provided in such rule.

PART VI

A. CONCLUSION

Based on the foregoing and on our conversations with Staff, the Trust respectfully requests that the Commission and the Division of Market Regulation grant the relief requested herein. The forms of relief requested are virtually identical to those actions which the Commission and the Division of Market Regulation have taken in similar circumstances.

Thank you for your consideration of this request. The Trust intends to launch the trading of the Shares of each of the Funds on the morning of Wednesday, June 21, 2006. In light of this schedule and given the ample precedent for the requested relief, the Trust is hopeful that the requests contained herein will be handled expeditiously. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (212) 238-8665.

Very truly yours,

Kathleen H. Moriarty

cc:

Mr. Brian Bussey
Mr. Matthew Daigler

Ms. Raquel Russell
Division of Market Regulation

Mr. Michael Mundt
Division of Investment Management

Steven M. Brancato, Esq.
Mr. Michael L. Sapir
ProFund Advisors LLC

APPENDIX A - BRIEF OVERVIEW OF THE FUNDS

Set forth below is a brief description of each Fund's investment objectives and a list of the anticipated top holdings of each Fund and the percentages of the Fund's total assets that such holdings comprise. The percentages given are based on the composition of the Underlying Indices as of October 13, 2005 and on the expected asset mix of each Fund and are subject to change. For all Funds, Money Market Instruments such as repurchase agreements are used for cash management purposes.

In the case of the Leveraged Funds, the top ten holdings are provided. In the case of the Inverse Funds, only two holdings are provided, since in excess of 95% of each Inverse Fund's assets is expected to be comprised of Money Market Instruments. Inverse Funds will not hold Equity Securities.

ULTRA500 FUND

Ultra500 Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P 500® Index. If Ultra500 Fund is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the S&P 500 Index when the prices of the securities in the S&P 500 Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings:

Money Market Instruments	8.7%
Exxon Mobil Corp	3.1%
General Electric	3.1%
Citigroup Inc	2.0%
Microsoft Corp	1.9%
Procter & Gamble Co	1.6%
Johnson and Johnson	1.6%
Pfizer Inc	1.5%
Bank of America Corp	1.4%
American International Group Inc	1.4%

ULTRA100 FUND

Ultra100 Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the NASDAQ-100 Index®. If Ultra100 Fund is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the NASDAQ-100 Index when the prices of the securities in the NASDAQ-100 Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings:

Money Market Instruments	7.7%
Microsoft Corp	6.6%
QUALCOMM Inc.	6.0%
Apple Computer Inc	4.5%
Intel Corp	3.6%
Amgen Inc	3.2%
eBay Inc	2.9%
Cisco Systems Inc	2.9%
Net Other Assets	2.3%
Dell Inc	2.1%

ULTRA30 FUND

Ultra30 Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the Dow Jones Industrial Average℠ (DJIA). If Ultra30 Fund is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the DJIA on a given day when the index increases and should lose approximately twice as much, on a percentage basis, as the DJIA on a given day when the index decreases.

Anticipated top ten holdings:

Money Market Instruments	9.1%
International Business Machines	5.8%
3M Company	4.9%
Altria Group Inc	4.9%
Boeing Co	4.7%

Johnson and Johnson	4.5%
American International Group Inc	4.4%
Exxon Mobil Corp	4.1%
Procter & Gamble Co	4.0%
Caterpillar Inc	3.8%

ULTRAMID-CAP400 FUND

UltraMid-Cap400 Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the daily performance of the S&P MidCap 400™ Index. If UltraMid-Cap400 Fund is successful in meeting its objective, its net asset value should gain approximately twice as much, on a percentage basis, as the S&P MidCap 400 Index when the prices of the securities in the S&P MidCap 400 Index rise on a given day and should lose approximately twice as much, on a percentage basis, when such prices decline on a given day.

Anticipated top ten holdings:

Money Market Instruments	9.0%
Noble Energy Inc	1.2%
Legg Mason Inc	1.0%
Net Other Assets	1.0%
Peabody Energy Corp	0.9%
SanDisk Corp	0.8%
Whole Foods Market Inc	0.8%
Pioneer Natural Resources Co	0.6%
Fidelity National Title Group Inc	0.6%
PacifiCare Health Systems Inc	0.6%

SHORT500 FUND

Short500 Fund seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P 500® Index. If Short500 Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the S&P 500 Index when the prices of the securities in the S&P 500 Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the S&P 500 Index when the prices of the securities in the S&P 500 Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	98.7%
Net Other Assets	1.3%

SHORT100 FUND

Short100 Fund seeks daily investment results that correspond to the inverse (opposite) of the daily performance of the NASDAQ-100 Index®. If Short100 Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the NASDAQ-100 Index when the prices of the securities in the NASDAQ-100 Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the NASDAQ-100 Index when the prices of the securities in the NASDAQ-100 Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	97.7%
Net Other Assets	2.3%

SHORT30 FUND

Short30 Fund seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the DJIA. If Short30 Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the DJIA when the prices of the securities in the DJIA decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the DJIA when the prices of the securities in the DJIA increase on a given day.

Anticipated top holdings:

Money Market Instruments	99.1%
Net Other Assets	0.9%

SHORTMID-CAP 400 FUND

ShortMid-Cap400 Fund seeks daily investment results, before fees and expenses, that correspond to the inverse (opposite) of the daily performance of the S&P MidCap 400™ Index. If ShortMid-Cap 400 Fund is successful in meeting its objective, its net asset value should gain approximately as much, on a percentage basis, as any decrease in the S&P Mid-Cap 400 Index when the prices of the securities in the Index decline on any given day and should lose approximately as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	99.1%
Net Other Assets	0.9%

ULTRA SHORT 500 FUND

Ultra Short 500Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P 500® Index. If the Ultra Short 500 Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the S&P 500 Index when the prices of the securities in the S&P 500 Index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the S&P 500 Index when the prices of the securities in the S&P 500 Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	98.7%
Net Other Assets	1.3%

ULTRA SHORT 100 FUND

The Ultra Short100 Fund seeks daily investment results that correspond to twice (200%) the inverse (opposite) of the daily performance of the NASDAQ-100 Index®. If the Ultra Short 100 Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the NASDAQ-100 Index when the prices of the securities in the NASDAQ-100 Index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the NASDAQ-100 Index when the prices of the securities in the NASDAQ-100 Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	97.7%
Net Other Assets	2.3%

ULTRA SHORT 30 FUND

The Ultra Short 30 Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the DJIA. If the Ultra Short 30 Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the DJIA when the prices of the securities in the DJIA decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the DJIA when the prices of the securities in the DJIA increase on a given day.

Anticipated top holdings:

Money Market Instruments	99.1%
Net Other Assets	0.9%

ULTRA SHORTMID-CAP400 FUND

The Ultra ShortMid-Cap400 Fund seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P MidCap 400™ Index. If the Ultra ShortMid-Cap400 Fund is successful in meeting its objective, its net asset value should gain approximately twice (200%) as much, on a percentage basis, as any decrease in the S&P Mid-Cap 400 Index when the prices of the securities in the Index decline on any given day and should lose approximately twice (200%) as much, on a percentage basis, as any increase in the Index when the prices of the securities in the Index increase on a given day.

Anticipated top holdings:

Money Market Instruments	99.1%
Net Other Assets	0.9%

APPENDIX B – DESCRIPTION OF THE UNDERLYING INDICES

DOW JONES INDUSTRIAL AVERAGE

The Dow Jones Industrial Average is a price-weighted index consisting of 30 widely held and traded stocks listed on U.S. stock markets selected by Dow Jones & Company based upon size, reputation, growth, transaction volume and sector coverage. Excluded from the average are transportation and utility stocks.

NASDAQ-100 INDEX®

The Nasdaq-100 Index contains 100 of the largest and most active non-financial domestic and international issuers listed on the Nasdaq Stock Market based on market capitalization. Eligibility criteria for the Nasdaq-100 Index include a minimum average daily trading volume of 100,000 shares. If the security is a foreign security, the company must have a world wide market value of at least $10 billion, a U.S. market value of at least $4 billion, and average trading volume of at least 200,000 shares per day.

S&P 500® INDEX

The S&P 500 Index is a widely used measure of large-capitalization U.S. company stock performance. It consists of the common stocks of 500 major corporations selected by Standard & Poor's for their market size, liquidity and industry group representation. Standard & Poor's also attempts to assure that the Index reflects the full range and diversity of the U.S. economy.

S&P MIDCAP 400™ INDEX

The S&P MidCap 400 Index is a widely used measure of medium capitalized U.S. company stock performance. It consists of the common stocks of 400 major corporations selected by Standard & Poor's for their market size, industry group representation, and the frequency and ease with which their stocks trade.